Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

by and among

REPAY HOLDINGS, LLC

and

THE DIRECT AND INDIRECT OWNERS OF

TRISOURCE SOLUTIONS, LLC

As of August 13, 2019

-i-

TABLE OF CONTENTS
continued

-ii-

LIST OF EXHIBITS

Exhibit A	List of Sellers
Exhibit B	List of Principals
Exhibit C	Net Working Capital Example
Exhibit D	Form of Escrow Agreement
Exhibit E	Gross Profit Calculation
Exhibit F	Purchase Price Allocation
Exhibit G	Form of Consulting Agreement
Exhibit H	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement

LIST OF SCHEDULES

Schedule 1.1	Interests; Ownership Percentages
Schedule 2.1	Qualifications to Do Business
Schedule 2.3	Capitalization
Schedule 2.6(b)	Office Leases
Schedule 2.7	Liens; Personal Property Matters
Schedule 2.8	Financial Statements
Schedule 2.9	No Undisclosed Liabilities
Schedule 2.10	Absence of Certain Changes
Schedule 2.11	Legal Proceedings
Schedule 2.12	Compliance with Law
Schedule 2.13(a)	Company Contracts
Schedule 2.13(b)	Change of Control Provisions
Schedule 2.13(c)	Certain Amendments and New Company Contracts
Schedule 2.13(d)	Company Merchant Information
Schedule 2.14	Tax Exceptions
Schedule 2.15	Employees
Schedule 2.16	Company Benefit Plans
Schedule 2.17	Insurance Policies
Schedule 2.18(a)	Company Registered Intellectual Property
Schedule 2.18(b)	Company Proprietary Software
Schedule 2.18(c)	Company Licensed Software
Schedule 2.18(f)	Use of Company Intellectual Property
Schedule 2.18(l)	Open Source Software
Schedule 2.19	Transactions with Affiliates
Schedule 2.20	Customer and Other Business Relations
Schedule 2.21	Licenses and Permits
Schedule 2.22	Sensitive Data
Schedule 2.24	Bank Accounts; Powers of Attorney
Schedule 4.9	Affiliate Arrangements
Schedule 9.15(l)	Knowledge Persons

-iii-

DEFINED TERMS

The following is a list of the defined terms used in this Agreement:

Terms	Page

Adjustment Deficit	6
Adjustment Escrow Amount	4
Adjustment Escrow Fund	4
Adjustment Escrow Shortfall	6
Adjustment Surplus	6
Affiliate	47
Affiliate Arrangements	34
Agreement	1
Applicable Benefit Laws	18
Arbitrator	5
Business	1
Business Day	47
Cap Amount	42
Change of Control Payments	2
Closing	37
Closing Adjustment Amount	2
Closing Date	37
Closing Date Cash Amount	2
Closing Date Indebtedness	2
Closing Date Statement	3
Code	47
Company	1
Company Benefit Plan	47
Company Contracts	13
Company Intellectual Property	47
Company Licensed Software	21
Company Merchants	15
Company Parent	12
Company Proprietary Software	21

-iv-

Company Registered Intellectual Property	21
Consulting Agreement	37
Contract	13
Control	47
Disputed Earnout Items	7
Disputed Items	5
Earnout Amount	6
Earnout Period	7
Employee Benefit Plan	47
Employment Agreement	37
ERISA	48
ERISA Affiliate	48
Escrow Agent	4
Escrow Agreement	4
Estimated Closing Adjustment Amount	3
Final Closing Adjustment Amount	6
Final Closing Adjustment Statement	6
Final Earnout Statement	8
Financial Statements	12
GAAP	12
Governmental Entity	48
Gross Profit	7
HCERA	21
Indemnification Escrow Amount	4
Indemnification Escrow Fund	4
Indemnified Party	40
Indemnifying Party	40
Intellectual Property	48
Interests	2
Knowledge	48
Legal Dispute	46
Licenses	24
Liens	2

-v-

Limited License	23
Material Adverse Effect	49
Net Working Capital	3
Office Leases	11
Outside Date	38
Parties	1
Party	1
Payment Network	49
PCI DSS	49
Person	49
PPACA	21
Pre-Closing Tax Period	31
Preliminary Closing Adjustment Statement	5
Preliminary Earnout Statement	7
Principal	1
Principals	1
Purchase Price	2
Purchaser	1
Purchaser Ancillary Documents	26
Purchaser Benefit Plans	33
Purchaser Indemnified Parties	39
Purchaser Losses	40
R&W Cost Amount	4
R&W Insurance Policy	43
Seller	1
Seller Ancillary Documents	10
Seller Indemnified Parties	40
Seller Losses	40
Seller Parties	1
Seller Party	1
Seller Representative	50
Sellers	1
Sensitive Data	49

-vi-

Software	49
Sponsor Banks	24
Straddle Period	32
Subsidiary	49
Surviving Representations	42
Target Working Capital	3
Tax	50
Tax Return	50
Taxes	50
Termination Date	38
Top Agents	24
Top Customers	24
Top Vendors	24
Transaction Expenses	3

-vii-

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of August 13, 2019 is made and entered into by and among REPAY HOLDINGS, LLC, a Delaware limited liability company (the “Purchaser”), the Persons listed on Exhibit A attached hereto (each such Person being hereinafter sometimes referred to, individually, as a “Seller” and, collectively, as the “Sellers”), and the individuals listed on Exhibit B attached hereto (each such individual being hereinafter sometimes referred to, individually, as a “Principal” and, collectively, as the “Principals”). The Sellers and the Principals are sometimes referred to herein, individually, as a “Seller Party” and, collectively, as the “Seller Parties.” The Purchaser and the Seller Parties are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Certain capitalized terms used in this Agreement are defined in Section 9.15 hereof.

WITNESSETH:

WHEREAS, the Sellers own all of the outstanding membership interests and other ownership interests in TriSource Solutions, LLC, a Nevada limited liability company (the “Company”);

WHEREAS, the Company is engaged in the business of developing, marketing, providing and supporting transaction processing services and products (including, without limitation, authorization, clearing and settlement of payment cards, automated clearinghouse (ACH) transactions, gift cards and electronic benefits transfers (EBT)) to merchants, financial institutions, independent sales organizations and merchant services providers (collectively, the “Business”);

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Sellers propose to sell to the Purchaser, and the Purchaser proposes to purchase from the Sellers, all of the outstanding membership interests and other ownership interests in the Company;

WHEREAS, the Principals own, directly or indirectly, the shares or other ownership interests in certain of the Sellers and stand to benefit materially from the transactions contemplated by this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated by this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.1 Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement, at the Closing, the Sellers agree to sell, transfer and deliver to the Purchaser, and the Purchaser agrees to purchase and acquire from the Sellers, the membership interests in the Company set forth on Schedule 1.1 hereto (all of such membership interests being sold hereunder being hereinafter referred to as the “Interests”), which Interests constitute all of the membership interests and ownership interests in the Company, free and clear of any and all liens, pledges, security interests, charges, claims, restrictions, leasehold interests, tenancies, restrictions, and encumbrances of any nature whatsoever (hereinafter collectively referred to as “Liens”).

Section 1.2 Purchase Price. Subject to adjustment pursuant to Section 1.3 and Section 1.4, the aggregate amount to be paid by the Purchaser to the Sellers for the Interests (the “Purchase Price”) shall be (a) an amount equal to SIXTY MILLION SEVENTY THOUSAND DOLLARS ($60,070,000) (the “Closing Date Cash Amount”) and (b) the right to receive up to FIVE MILLION DOLLARS ($5,000,000) pursuant to the terms and conditions of Section 1.5.

Section 1.3 Closing Date Statement; Payment of Closing Date Cash Amount.

(a) As used in this Agreement:

(i) “Change of Control Payments” means all amounts payable by the Company to any employee, manager or other Person in connection with the transactions contemplated by this Agreement or any event related to such transactions, including, without limitation, any termination of employment or service of such employee or other Person on or before the Closing Date (including any change in control or sale payments or bonuses, retention payments, phantom equity or units, deferred compensation, severance benefits and other similar payments and the employer portion of any employment, payroll or other Tax withholdings or similar Taxes thereon), and not paid in full prior to the Closing Date, but excluding Transaction Expenses.

(ii) “Closing Adjustment Amount” means an amount equal to (A) the amount of the Change of Control Payments, plus (B) amount of the Closing Date Indebtedness, plus (C) the amount of the Transaction Expenses, plus (D) the amount, if any, by which the Target Working Capital exceeds the Net Working Capital, minus (E) the amount, if any, by which the Net Working Capital exceeds the Target Working Capital.

(iii) “Closing Date Indebtedness” means all of the following liabilities or obligations of the Company as of the close of business on the Closing Date (without duplication): (A) in respect of borrowed money or represented by notes, bonds, debentures or other similar instruments; (B) for deferred purchase price of property or services (including all obligations under any acquisition agreements pursuant to which the Company is, or may be, responsible for any earn-out, note payable or other contingent payments); (C) in respect of letters of credit, fidelity bonds, surety bonds, performance bonds and bankers’ acceptances (including contingent reimbursement obligations or any other commitments assuring a creditor against loss), but only to the extent drawn or called prior to the Closing Date; (D) under hedging, interest rate swap, derivative or similar agreements; (E) under capital leases (as determined under GAAP); (F) the portion of the Company’s discretionary 2019 annual bonuses attributable to the period prior to the Closing Date (which the Parties agree shall be fixed at $30,000); (G) merchant deposits (net of cash collateral held by the Company in a reserve account); (H) guarantees with respect to the obligations or liabilities described in clauses (A) through (G); and (I) any accrued interest on the obligations or liabilities described in clauses (A) through (H) and any prepayment premiums or penalties or similar expenses related to any of the foregoing would be payable if such obligations or liabilities were paid in full as of the Closing Date. Notwithstanding the foregoing, the Closing Date Indebtedness shall not include that certain line of credit described in part (i) of Schedule 2.13(a) (which shall be included as a current liability in the determination of Net Working Capital).

(iv) “Net Working Capital” means (A) the aggregate amount of current assets of the Company minus (B) the aggregate amount of current liabilities of the Company (excluding any item of Closing Date Indebtedness and Transaction Expenses), in each case determined as of the close of business on the Closing Date in accordance with GAAP in effect on the Closing Date and, to the extent not in conflict with GAAP in effect on the Closing Date, the policies, practices and methodologies applied in the preparation of the example calculation set forth on Exhibit C hereto.

(v) “Target Working Capital” means an amount equal to $700,000.

(vi) “Transaction Expenses” means all legal, accounting, financial advisory and other third party advisory or consulting fees and expenses incurred by the Company or any Seller Party in connection with this Agreement and the transactions contemplated hereby and not paid prior to the Closing Date, including such amounts payable to Moore Ingram Johnson & Steele, LLP and Honcamp Krueger & Co, P.C.

(b) Prior to the Closing Date, the Seller Representative shall deliver to the Purchaser a statement (the “Closing Date Statement”) which sets forth a good faith detailed estimate of (i) the Change of Control Payments; (ii) the Closing Date Indebtedness; (iii) the Transaction Expenses; and (iv) the Net Working Capital. The Seller Parties shall cause the Company to provide the Purchaser with adequate supporting documentation requested by the Purchaser to assess the reasonableness of such estimates and to make any adjustments reasonably requested by the Purchaser. Attached to the Closing Date Statement shall be (A) copies of the payoff letters delivered in accordance with Section 5.2(f) with respect to the Closing Date Indebtedness, and (B) written documentation, in form and substance reasonably satisfactory to the Purchaser, that confirms that, upon payment of the respective amounts for Change of Control Payments or Transaction Expenses specified in the Closing Date Statement, each such payee shall have been paid in full for all Change of Control Payments or Transaction Expenses, as applicable. The Purchaser shall prepare a calculation of the estimated Closing Adjustment Amount (the “Estimated Closing Adjustment Amount”) based on the Closing Date Statement. The Estimated Closing Adjustment Amount shall be subject to adjustment following the Closing pursuant to Section 1.4 hereof. For clarification, the Parties acknowledge that the Seller Parties shall have the right, prior to the Closing, to cause the Company to distribute to the Sellers all unrestricted cash of the Company (less the sum of any outstanding checks, bank overdrafts and other uncleared payments).

(c) On the Closing Date, the Purchaser shall:

(i) on behalf of the Company, pay or cause to be paid to the applicable lender(s) or lessor(s) the amounts set forth in the applicable pay-off letter(s) delivered in accordance with Section 5.2(f) with respect to any applicable Closing Date Indebtedness;

(ii) pay or cause to be paid to the Company the aggregate amount of the Change of Control Payments set forth in the Closing Date Statement and then cause the Company to pay to the employees of the Company through a special payroll the Change of Control Payments (net of applicable tax withholdings), to the extent due and payable at that time, with any remaining amounts to be paid when due after the Closing Date;

(iii) on behalf of the Company, pay or cause to be paid to the applicable payee(s) the aggregate amount of the Transaction Expenses set forth in the Closing Date Statement;

(iv) deposit or cause to be deposited the sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000) (the “Adjustment Escrow Amount”) and THREE HUNDRED THOUSAND THREE HUNDRED FIFTY DOLLARS ($300,350) (the “Indemnification Escrow Amount”) with U.S. Bank National Association, a national banking association, as escrow agent (the “Escrow Agent”), which Adjustment Escrow Amount (together with any earnings thereon, the “Adjustment Escrow Fund”) and Indemnification Escrow Amount (together with any earnings thereon, the “Indemnification Escrow Fund”) shall be held and released in accordance with this Agreement and the terms and conditions of the escrow agreement in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”);

(v) pay or cause to be paid to the applicable insurance carrier or broker the applicable premium (together with any underwriting fee and surplus lines tax or similar other costs thereon, collectively, the “R&W Cost Amount”) for purposes of securing the R&W Insurance Policy; and

(vi) pay or cause to be paid to the Sellers, pro rata in accordance with the ownership percentages set forth on Schedule 1.1, an aggregate amount equal to (A) the Closing Date Cash Amount, minus (B) the Estimated Closing Adjustment Amount, minus (C) the sum of the Adjustment Escrow Amount and the Indemnification Escrow Amount, minus (D) one-half of the R&W Cost Amount.

All payments required under this Section 1.3(c) shall be made by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) prior to the Closing Date.

Section 1.4 Adjustment of Purchase Price.

(a) Within ninety (90) days following the Closing Date, the Purchaser will prepare or cause to be prepared and deliver to the Seller Representative a calculation of the Net Working Capital, the Closing Date Indebtedness, the Change of Control Payments, the Transaction Expenses and the final Closing Adjustment Amount (the “Preliminary Closing Adjustment Statement”). The Purchaser shall permit the Seller Representative and his representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Preliminary Closing Adjustment Statement.

(b) The Seller Representative shall have twenty (20) days following receipt of the Preliminary Closing Adjustment Statement during which to notify the Purchaser of any dispute of any item contained in the Preliminary Closing Adjustment Statement, which notice shall set forth in reasonable detail the basis for such dispute (the “Disputed Items”). If the Seller Representative does not notify the Purchaser of any Disputed Items within such twenty (20) day period, the Preliminary Closing Adjustment Statement shall be deemed to be the Final Closing Adjustment Statement. The Purchaser and the Seller Representative shall cooperate in good faith to resolve any Disputed Items as promptly as possible, and upon such resolution, the Final Closing Adjustment Statement shall be prepared in accordance with the agreement of the Purchaser and the Seller Representative.

(c) If the Purchaser and the Seller Representative are unable to resolve any Disputed Items within fifteen (15) days (or such longer period as the Purchaser and the Seller Representative shall mutually agree in writing) of notice of a dispute, the Parties shall engage an independent accounting firm mutually agreeable to the Purchaser and the Seller Representative (the “Arbitrator”) to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Arbitrator shall only decide the specific items under dispute by the Parties, and its decision for each of the Disputed Items must be within the range of values assigned to each such item in the Preliminary Closing Adjustment Statement and the Disputed Items, respectively, and the Arbitrator shall further limit its review to whether the Preliminary Closing Adjustment Statement or any component thereof contained mathematical errors and to whether the Preliminary Closing Adjustment Statement or any component thereof was calculated in accordance with this Agreement. The Parties shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be paid by the Seller Parties, on the one hand, and the Purchaser, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Seller Parties or the Purchaser, respectively, bears to the aggregate amount actually contested by or on behalf of the Seller Parties and the Purchaser. The calculation of the Net Working Capital as finally determined pursuant to this Section 1.4 is referred to herein as the “Final Closing Adjustment Statement” and the amount of the Closing Adjustment Amount set forth on the Final Closing Adjustment Statement is referred to herein as the “Final Closing Adjustment Amount.”

(d) Within five (5) Business Days after the determination of the Final Closing Adjustment Statement in accordance with this Section 1.4, (i) if Estimated Closing Adjustment Amount is greater than the Final Closing Adjustment Amount (such difference being referred to herein as the “Adjustment Surplus”), then (A) the Purchaser and the Seller Representative shall issue joint written instructions to the Escrow Agent to release the entire Adjustment Escrow Fund to the Sellers, and (B) the Purchaser shall pay to the Sellers, pro rata in accordance with the ownership percentages set forth on Schedule 1.1, an amount equal to the Adjustment Surplus, or (ii) if the amount of the Final Closing Adjustment Amount is greater than the Estimated Closing Adjustment Amount (such difference being referred to herein as the “Adjustment Deficit”), then the Purchaser and the Seller Representative shall issue joint written instructions to the Escrow Agent to release (A) an amount equal to the Adjustment Deficit from the Adjustment Escrow Fund to the Purchaser, and (B) the balance, if any, of the Adjustment Escrow Fund (after release to the Purchaser of the amount set forth in the preceding clause (ii)(A)) to the Sellers, pro rata in accordance with the ownership percentages set forth on Schedule 1.1; provided, however, if the Adjustment Escrow Fund is less than the Adjustment Deficit (such shortfall being referred to herein as the “Adjustment Escrow Shortfall”), then (x) the Purchaser and the Seller Representative shall issue joint written instructions to the Escrow Agent to release the entire Adjustment Escrow Fund to the Purchaser and (y) the Seller Parties shall pay to the Purchaser an amount equal to the Adjustment Escrow Shortfall. Any payment required under this Section 1.4(d) shall be made by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the Seller Representative or the Purchaser, as applicable, at least three (3) Business Days prior to the applicable payment date and shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes.

Section 1.5 Earnout Payment.

(a) Subject to the terms and conditions of this Section 1.5, the Sellers shall be entitled to receive an amount equal to the “Earnout Amount,” which shall be defined as follows:

(i) If Gross Profit for the Earnout Period is less than $12,762,000, then the Earnout Amount shall be zero;

(ii) If Gross Profit for the Earnout Period is equal to or greater than $12,762,000 but less than $13,471,000, then the Earnout Amount shall be $3,250,000;

(iii) If Gross Profit for the Earnout Period is equal to or greater than $13,471,000 but less than $14,180,000, then the Earnout Amount shall be $4,000,000; and

(iv) If Gross Profit for the Earnout Period is equal to or greater than $14,180,000, then the Earnout Amount shall be $5,000,000.

(b) For purposes of this Section 1.5, the following definitions shall apply:

(i) the term “Earnout Period” means the period beginning July 1, 2019 and ending June 30, 2020.

(ii) the term “Gross Profit” means, for an applicable period, an amount equal to (A) the total processing fees and other revenue earned by the Company during such period, less (B) the sum of (1) the total residuals and similar costs and expenses (whether due to agents, independent sales organizations or other third parties) incurred by the Company during such period, (2) authorization fees and other fees, assessments and other expenses of payment networks, sponsor financial institutions and third party processors incurred by the Company during such period, and (3) all other direct expenses incurred by the Company during such period, all determined in accordance with the policies, practices and methodologies applied in the preparation of the historical financial information set forth on Exhibit E attached hereto. For the purposes of determining Gross Profit, the Company will be deemed to provide services to the Purchaser and its other Affiliates on the same terms and conditions in effect immediately prior to the Closing.

(c) Within sixty (60) days after the end of the Earnout Period, the Purchaser shall prepare and deliver to the Seller Representative a calculation (the “Preliminary Earnout Statement”) of the Gross Profit for the Earnout Period and the Earnout Amount (if any) derived therefrom. The Purchaser shall permit the Seller Representative and his representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Preliminary Earnout Statement.

(d) The Seller Representative shall have twenty (20) days following receipt of the Preliminary Earnout Statement during which to notify the Purchaser of any dispute to the Earnout Amount set forth on such Preliminary Earnout Statement, which notice shall set forth in reasonable detail the basis for such dispute (the “Disputed Earnout Items”). If the Seller Representative does not notify the Purchaser of any Disputed Earnout Items within such twenty (20) day period, the Preliminary Earnout Statement shall be deemed to be the Final Earnout Statement. The Purchaser and the Seller Representative shall cooperate in good faith to resolve any Disputed Earnout Items as promptly as possible, and upon such resolution, the Final Earnout Statement shall be prepared in accordance with the agreement of the Purchaser and the Seller Representative. If no Earnout Amount is payable as the result of an extraordinary and unforeseen event, then the Purchaser’s CEO and the Seller Representative shall discuss in good faith whether any Earnout Amount should be payable (it being understood that this sentence shall not establish any legal binding obligation on the Purchaser other than to engage in a good faith discussion and that any determination by the Purchaser arising from such discussion shall be made in the Purchaser’s sole and absolute discretion).

(e) If the Purchaser and the Seller Representative are unable to resolve any Disputed Earnout Items within fifteen (15) days (or such longer period as the Purchaser and the Seller Representative shall mutually agree in writing) of notice of a dispute, the Parties shall engage the Arbitrator to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Arbitrator shall only decide the specific items under dispute by the Parties, and its decision for each of the Disputed Earnout Items must be within the range of values assigned to each such item in the Preliminary Earnout Statement and the Disputed Earnout Items, respectively, and the Arbitrator shall further limit its review to whether the Preliminary Earnout Statement or any component thereof contained mathematical errors and to whether the applicable Preliminary Earnout Statement or any component thereof was calculated in accordance with this Agreement. The Parties shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be paid by the Seller Parties, on the one hand, and the Purchaser, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Seller Parties or the Purchaser, respectively, bears to the aggregate amount actually contested by or on behalf of the Seller Parties and the Purchaser. The Preliminary Earnout Statement as finally determined pursuant to this Section 1.5(e) shall each be referred to herein as a “Final Earnout Statement.”

(f) Within five (5) Business Days after the determination of the Final Earnout Statement in accordance with this Section 1.5, the Purchaser shall pay to the Sellers, pro rata in accordance with the ownership percentages set forth on Schedule 1.1, an amount equal to the Earnout Amount (if any) as set forth on the Final Earnout Statement (net of the aggregate amount of any Change of Control Payments due and payable with respect to such Earnout Amount (which shall include the employer portion of any employment, payroll or other Tax withholdings or similar Taxes thereon), which the Purchaser, on behalf of the Company, shall pay or cause to be paid to the applicable payee(s) at such same time). Any payment required under this Section 1.5 shall be made in by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the Seller Representative at least three (3) Business Days prior to the applicable payment date.

(g) The Seller Parties agree that any information or data provided under this Section 1.5 is confidential and proprietary in favor of the Purchaser and its Affiliates. The Seller Parties agree not to (i) use any such information or data other than for the purposes of reviewing, verifying or disputing the Earnout Amount or (ii) disclose any such information or data to any Person other than to their representatives who are assisting the Seller Parties in connection with any review, verification or dispute of the Earnout Amount.

(h) The Seller Parties hereby acknowledge that the achievement of applicable gross profit results sufficient to result in any Earnout Amount is uncertain and that the Company and the Business may not achieve such level, and it is therefore not assured that the Seller Parties will be entitled to any Earnout Amount. The Seller Parties further acknowledge that the Purchaser and/or its Affiliates shall have the right to operate the Company and the Business and their respective businesses in a manner that they deem to be in the best interests of the Purchaser and/or its Affiliates and their respective stockholders, and none of the Seller Parties will have any right to dispute the determination of any results hereunder based on any claim or allegation that arises out of or relates to the exercise of business judgment by the Purchaser and/or its Affiliates; provided, however, that the Purchaser shall not take or omit to take any action with the intent or purpose to reduce, eliminate or avoid the Earnout Amount under this Agreement. The Purchaser shall maintain separate accounting books and records for the Company and the Business during the Earnout Period.

Section 1.6 Withholding. The Purchaser and the Company shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as the Purchaser or the Company may be required to deduct and withhold under United States federal, state or local or foreign Tax laws and to collect any necessary forms relating thereto, including Forms W-8 or W-9, as applicable, or any similar information, from recipients of payments hereunder (other than any Seller who has delivered the certifications described in Section 5.2(k)(iii) hereof). To the extent that such amounts are so withheld and paid over to the relevant Governmental Entity by the Purchaser or the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.7 Seller Party Release. In consideration for the Purchase Price, as of and following the Closing Date, each Seller Party knowingly, voluntarily and unconditionally releases, forever discharges, and covenants not to sue the Purchaser or the Company, their respective predecessors, successors, parents, Subsidiaries and other Affiliates, and all of their respective current and former officers, managers, employees, agents, and representatives from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that such Seller Party has or may have, now or in the future, arising out of, relating to, or resulting from any act of commission or omission, errors, negligence, strict liability, breach of contract, tort, violations of law, matter or cause whatsoever from the beginning of time to the Closing Date; provided, however, that such release shall not cover any claims arising under this Agreement, including any Exhibits, Seller Ancillary Documents or Purchaser Ancillary Documents.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

The Seller Parties hereby jointly and severally represent and warrant to the Purchaser as follows:

Section 2.1 Organization. The Company is a limited liability company duly organized and validly existing under the laws of the State of Nevada. The Company has all requisite company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. To the Knowledge of the Seller Parties, the Company is duly qualified or registered as a foreign entity to transact business under the laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration other than jurisdictions where the failure to be so duly qualified or registered would not, individually or in the aggregate, have a Material Adverse Effect. Schedule 2.1 contains a true and correct list of the jurisdictions in which the Company is qualified or registered to do business as a foreign entity. The Company has heretofore delivered to the Purchaser true, correct and complete copies of the charter documents of the Company as currently in effect and the company record books of the Company with respect to actions taken by its members and/or managers.

Section 2.2 Authorization. Each Seller Party has full power and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by such Seller Party in connection with the transactions contemplated by this Agreement (collectively, the “Seller Ancillary Documents”) and to perform such Seller Party’s respective obligations under this Agreement and the Seller Ancillary Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Documents by each Seller Party that is not an individual, the performance by each such Seller Party of its obligations under this Agreement and the Seller Ancillary Documents, and the consummation of the transactions provided for in this Agreement and the Seller Ancillary Documents have been duly and validly authorized by all necessary action on the part of such Seller Party. This Agreement has been, and the Seller Ancillary Documents will be as of the Closing Date, duly executed and delivered by each Seller Party and do or will, as the case may be, constitute valid and binding agreements of each Seller Party, enforceable against such Seller Party in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 2.3 Capitalization. Schedule 2.3 hereto accurately and completely sets forth the capital structure of the Company by listing thereon the membership interests or other ownership interests in the Company which are authorized and which are issued and outstanding. The Interests (a) represent any and all “member’s interest” (as such term is defined in Chapter 86 of the Nevada Revised Statutes), (b) are held of record and beneficially owned as set forth on Schedule 2.3, free and clear of any Liens, (c) are uncertificated and not represented by member’s interest certificates or similar documentation and (d) were not issued in violation of the preemptive rights of any person or any agreement or laws, statutes, orders, decrees, rules, regulations and judgments of any Governmental Entities by which the Company at the time of issuance was bound. Except as disclosed on Schedule 2.3, (i) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the membership interests or other ownership interests in the Company, other than this Agreement; (ii) there are no outstanding contracts or other agreements of the Company or any other Person to purchase, redeem or otherwise acquire any outstanding membership interests or other ownership interests in the Company, or securities or obligations of any kind convertible into any membership interests or other ownership interests in the Company; (iii) there are no dividends which have accrued or been declared but are unpaid on membership interests or other ownership interests in the Company; and (iv) there are no outstanding or authorized equity option, equity appreciation, phantom equity, profits interests or similar rights with respect to the Company.

Section 2.4 Subsidiaries. The Company does not own, directly or indirectly, any capital stock or other equities, securities or interests in any other corporation or in any limited liability company, partnership, joint venture or other association.

Section 2.5 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Seller Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Seller Ancillary Documents and the fulfillment of and compliance with the terms and conditions of this Agreement and the Seller Ancillary Documents by the Seller Parties do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the charter documents of the Company, (b) except as set forth on Schedule 2.13(b), the Company Contracts or any other contract, agreement, permit, franchise or license applicable to the Company or any Seller Party, (c) any judgment, decree or order of any Governmental Entity to which the Company or any Seller Party is a party or by which the Company or any Seller Party or any of their respective properties are bound or (d) any statute, law, rule, regulation or arbitration award applicable to the Company or any Seller Party and to which the Seller Parties have Knowledge. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Company or any Seller Party in connection with the execution, delivery or performance of this Agreement or the Seller Ancillary Documents or the consummation of the transactions contemplated thereby.

Section 2.6 Real Property.

(a) The Company has never owned, and does not currently own, any real property. The Company is not obligated, and has no options, to acquire an ownership interest in any real property.

(b) The office locations described on Schedule 2.6(b) represent the only real estate leased, licensed or otherwise used by the Company. The Company has the valid right to use each such premises pursuant to the applicable lease described on Schedule 2.6(b) (the “Office Leases”).

(c) Except as otherwise expressly noted on Schedule 2.6(b), the Company is not a lessor, sublessor or grantor under any lease, sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any of the premises subject to any of the Office Leases.

Section 2.7 Title to Personal Property; Related Matters. Except as set forth in Schedule 2.7, the Company has good title to, or a valid and binding leasehold or license interest in, all of the tangible personal property and assets of the Company, free and clear of all Liens (other than (a) liens for taxes not yet due and payable and (b) statutory liens of landlords and liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent). All equipment and other items of tangible personal property and assets of the Company are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are usable in the regular and ordinary course of business and conform to all applicable laws, ordinances, codes, rules and regulations applicable thereto, and the Seller Parties have no Knowledge of any material defects or problems with any of such equipment, tangible property or assets. No Person other than the Company owns any equipment or other tangible personal property or assets situated on the premises of the Company, except for the leased items that are subject to personal property leases. The assets, properties and rights of the Company constitute all of the assets, properties and rights used in, or necessary and sufficient to conduct, the operations of the Business in accordance with the Company’s past practices. Not in limitation of the foregoing, none of the Seller Parties, including, without limitation, TriSource Solutions, Inc. (now known as Project Quad Distribution, Inc.) (“Company Parent”), own any assets, properties or rights used in, or necessary to conduct, the operations of the Business in accordance with the Company’s past practices. Schedule 2.7 sets forth a true, correct and complete list and general description of each item of personal property of the Company having an original cost of more than $25,000.

Section 2.8 Financial Statements. The Company has delivered to the Purchaser the following (collectively, the “Financial Statements”): (a) the audited balance sheets of the Company at December 31, 2018, December 31, 2017 and December 31, 2016 and the audited statements of income and members’ equity and statements of cash flows of the Company for the years then ended and (b) the unaudited balance sheet of the Company at June 30, 2019 and the unaudited statement of income of the Company for the 6-month period then ended. Copies of the Financial Statements are attached hereto as Schedule 2.8. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company, which books and records are maintained in accordance with United States generally accepted accounting principles (“GAAP”) (except as expressly noted on Schedule 2.8) consistently applied throughout the periods indicated. Each of the balance sheets included in such Financial Statements (including the related notes and schedules) fairly presents, in all material respects, the financial position of the Company as of the date of such balance sheet, and each of the statements of income and members’ equity and statements of cash flows included in such Financial Statements (including any related notes and schedules) fairly presents, in all material respects, the results of operations and changes in members’ equity or cash flows, as the case may be, of the Company for the periods set forth therein, in each case in accordance with GAAP (except as expressly noted therein or on Schedule 2.8) consistently applied during the periods involved. Since December 31, 2018, there has been no change in any of the accounting (or tax accounting) policies, practices or procedures of the Company.

Section 2.9 No Undisclosed Liabilities. Except as disclosed in Schedule 2.9, the Company has no liabilities or obligations (whether absolute, contingent or otherwise) of the nature required to be disclosed or reflected on a balance sheet prepared in accordance with GAAP, which are not adequately reflected or provided for in the balance sheet of the Company at June 30, 2019, except liabilities and obligations that are not (singly or in the aggregate) material to the Company, taken as a whole, and have been incurred since the date of such balance sheet in the ordinary course of business.

Section 2.10 Absence of Certain Changes. Since June 30, 2019 and except as set forth in Schedule 2.10, there has not been (a) any Material Adverse Effect, (b) any damage, destruction, loss or casualty to property or assets of the Company with a value in excess of $50,000 whether or not covered by insurance, or (c) any action taken of the type described in Section 4.1, which, had such action occurred after the date of this Agreement, would be in violation of such Section. Since June 30, 2019 and except as set forth in Schedule 2.10, the Company has (i) extended credit to customers, collected accounts receivable and paid accounts payable and similar obligations in the ordinary course of business consistent with past practice and (ii) conducted its business in the ordinary course of business consistent with past practice.

Section 2.11 Legal Proceedings. Except as set forth in Schedule 2.11, there are no suits, actions, claims, arbitration, proceedings or investigations pending or, to the Knowledge of the Seller Parties, threatened against, relating to or involving the Company or the property of the Company before any Governmental Entity or Payment Network. None of such suits, actions, claims, proceedings or investigations, if finally determined adversely, are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. The Company is not subject to any judgment, decree, injunction, rule or order of any court or arbitration panel.

Section 2.12 Compliance with Law. The Company is (and has been at all times during the past five (5) years) in compliance in all material respects with (a) all applicable laws (including, without limitation, applicable laws relating to electronic fund transfers, money transmitters and payment instruments and the safety and health of employees), ordinances, regulations and orders of all Governmental Entities, (b) all applicable by-laws, rules, regulations and standards of the Payment Networks, and (c) all applicable PCI-DSS requirements. Except as set forth in Schedule 2.12, (i) the Company has not been charged with and, to the Knowledge of the Seller Parties, is not now under investigation with respect to, a violation of any applicable law, regulation, ordinance, order or other requirement of a Governmental Entity or a Payment Network and (ii) the Company has not received any written communication from any Governmental Entities or other Person alleging noncompliance in any material respect with any applicable law or by-laws, rules, regulations or standards of any Payment Network. The Company has not received a written notice from any Governmental Entity regarding any material investigation, proceeding or disciplinary action pending or threatened by a Governmental Entity against any Top Customer, Top Agent or Sponsor Bank. Without limiting the foregoing, the Company has not been informed or advised by any Sponsor Bank that a federal or state banking agency has issued (or is contemplating or considering the appropriateness of issuing) any enforcement action, order or directive on such Sponsor Bank, or has requested (or is contemplating or considering the appropriateness of requesting) commitments from such Sponsor Bank that, in any such case, would restrict materially the conduct of its business or the performance of its obligations under an existing Sponsor Bank agreement or other similar arrangement with the Company.

Section 2.13 Company Contracts.

(a) Schedule 2.13(a) sets forth a true, correct and complete list of the following contracts, agreements, leases, licenses, commitments or other instruments (each, a “Contract”) to which the Company is a party or by which the Company is otherwise bound (collectively, the “Company Contracts”):

(i) bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company;

(ii) the Office Leases and any leases or licenses of personal property involving an annual commitment or payment of more than $25,000 individually by the Company;

(iii) Contracts that (A) limit or restrict the Company or its Affiliates, or any officers, managers, employees, equity holders, agents or representatives of the Company (in their capacity as such) from engaging in any business or other activity in any jurisdiction; (B) create or purport to create any exclusive or preferential relationship or arrangement relating to the Company; (C) otherwise restrict or limit the ability of the Company or its Affiliates to operate or expand any line of business; or (D) impose, or purport to impose, any obligations or restrictions on Affiliates of the Company with respect to the Business;

(iv) Contracts for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company of an amount in excess of $25,000;

(v) Contracts that provide for any payment or benefit upon the execution hereof or the Closing or in connection with the transactions contemplated hereby or related event, including accelerated vesting or other similar rights;

(vi) Contracts granting any Person a Lien on all or any part of the Company’s assets;

(vii) Contracts granting to any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any of the assets or equity of the Company;

(viii) Contracts with any employee, officer, manager, director, consultant, agent, distributor, reseller or representative of the Company or any ERISA Affiliate that are not terminable without penalty or other costs on thirty (30) days’ or less notice, including without limitation employment, change in control, severance or similar agreements;

(ix) Contracts for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment, other than licenses of commercially available software to the Company;

(x) joint venture or partnership Contracts or Contracts entitling any Person to any profits, revenues or cash flows or requiring payments or other distributions based on such profits, revenues or cash flows;

(xi) Contracts with any Top Customers, Top Agents, Top Vendors or Sponsor Banks;

(xii) Contracts with any Governmental Entity or any Payment Network;

(xiii) Contracts providing for current compensation, bonuses, options, phantom rights or units, pensions, deferred compensation, profit sharing, equity, fringe benefits or similar arrangements with any current or former employees, officers, managers, consultants, agents or representatives of the Company or any ERISA Affiliate containing continuing obligations of the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate has any liability (contingent or otherwise); and

(xiv) Contracts (other than those described in subsections (i) through (xiii) of this Section 2.13(a)) (i) involving an annual commitment or annual payment to or from the Company of more than $50,000 individually or (ii) that is outside the ordinary course of business.

(b) Schedule 2.13(b) sets forth all Company Contracts (i) that contain a restriction on a change of control of the Company or (ii) pursuant to which a breach, default, violation, conflict or termination right would result upon the consummation of the transactions contemplated by this Agreement, absent the notice to or consent of the other party to such Company Contract.

(c) True, correct and complete copies of all Company Contracts have been made available to the Purchaser. The Company Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Company and, to the Knowledge of the Seller Parties, each other party to such Company Contracts. There are no existing defaults or breaches of the Company under any Company Contract (or events or conditions which, with notice or lapse of time or both would constitute a default or breach) and, to the Knowledge of the Seller Parties, there are no such defaults (or events or conditions which, with notice or lapse of time or both, would constitute a default or breach) with respect to any third party to any Company Contract. Except as otherwise disclosed in Schedule 2.13(c), the Company is not participating in any discussions or negotiations regarding modification of or amendment to any Company Contract or entry into any new material Contract.

(d) Schedule 2.13(d) sets forth a true, correct and complete list of all merchants (by MID) for whom, as of the date hereof, the Company directly provides payment processing services or products (the “Company Merchants”). The Company, the applicable Sponsor Bank and each Company Customer are parties to a written agreement pursuant to which such services or products are provided by the Company. Except as otherwise specifically noted on Schedule 2.13(d), (i) each such written agreement is in the form of one of the standard agreements previously provided to the Purchaser without any material modification thereto (other than variations with respect to the length of the term) and (ii) the Company maintains a copy of each such written agreement in the Company’s books and records.

Section 2.14 Tax Returns; Taxes. Except as otherwise disclosed in Schedule 2.14:

(a) There have been no entity classification elections filed pursuant to Treasury Regulations Section 301.7701-3 (or any analogous provision of state or local income Tax Law) with respect to the Company. The Company is classified, and since the date of its formation has been classified, as a partnership for U.S. federal, state and local income Tax purposes, and none of the Seller Parties or the Company has taken a position inconsistent with such treatment with respect to any U.S. federal, state or local Tax.

(b) All Tax Returns of or with respect to the Company have been timely and duly filed and are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes of or with respect to the Company that were due and payable have been timely paid (regardless of whether shown on a Tax Return as due). The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction in which the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) There are no Liens for Taxes upon any of the assets of the Company, except liens for current Taxes not yet due and payable.

(d) All deficiencies asserted as a result of any examination of any Tax Returns or Taxes of the Company have been paid in full or finally settled, and no issue has been raised in any such examination which, by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined.

(e) No claims have been asserted and no proposals or deficiencies for any Taxes of the Company are being asserted, proposed or, to the Knowledge of the Seller Parties, threatened, and no audit or investigation of any Tax Return of the Company is currently underway, pending or, to the Knowledge of the Seller Parties, threatened.

(f) No extension or waiver of the limitation period applicable to any Tax Return of the Company or for an assessment with respect thereto is in effect or has been requested. No power of attorney that currently is in effect has been granted by the Company with respect to any Tax matter. The Company has not received from, and there are no outstanding requests for, rulings, subpoenas, closing agreements, or information from any taxing authority.

(g) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party and the Company has complied with all information reporting requirements with respect thereto. The Company has properly collected and remitted sales taxes, use taxes, surtaxes and similar taxes with respect to sales made to its customers or has properly received and retained any appropriate tax exemption certificates and other documentation for all sales made without charging or remitting sales taxes, use taxes, surtaxes or similar taxes that qualify such sales as exempt from sales taxes, use taxes, surtaxes and similar taxes.

(h) The Company is not a party to any joint venture, partnership, other arrangement or Contract which could be treated as a partnership for U.S. federal income Tax purposes.

(i) The Company has not made an election to have any provision of the Bipartisan Budget Act of 2015 and Sections 6221-6231 of the Code (and the Treasury Regulations promulgated thereunder), as amended thereunder, apply to the Company for taxable years beginning before January 1, 2018.

(j) Within the meaning of Treasury Regulation Section 1.1445-11T(d), neither (i) 50% or more of the value of the gross assets of the Company consists of “United States real property interests” under Section 897 of the Code, nor (ii) 90% or more of the value of the gross assets of the Company consists of U.S. real property interests plus cash or cash equivalents.

(k) None of the Interests are intended to qualify as “profits interests” within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191.

(l) The Company is not subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such country.

(m) The Company (i) is not a party to any Tax allocation or Tax sharing, allocation, indemnification or similar agreement or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any Person; (ii) has never been a member of an affiliated group that joins together to file a consolidated income Tax Return; and (iii) has no liability for the Taxes of any Person (other than the Company) under U.S. Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(n) The Company has not participated in a “reportable transaction,” within the meaning of Section 6707A(c)(1) of the Code and Section 1.6011-4(b)(1) of the Treasury Regulations.

Section 2.15 Employees. Schedule 2.15 contains a true and complete list of all of the employees, including co-employees, (whether full-time, part-time or otherwise) and independent contractors of each of the Company as of the date hereof, specifying their annual salary, hourly wages, position, length of service and the allocation of amounts paid and other benefits provided to each of them, respectively, consulting or other independent contractor fees, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any written employment agreement or any other written term sheet or other document describing the terms and/or conditions of employment of such employee or of the rendering of services by such independent contractor. Except as specifically noted on Schedule 2.15, (a) the Company is not party to or bound by any contracts, consulting agreements or termination or severance agreements in respect of any officer, employee or former employee, consultant or independent contractor of the Company and (b) no employee, consultant or independent contractor of the Company is entitled to any severance or other termination payment, whether pursuant to any contract, policy or otherwise, in the event of the termination of such Person’s employment or engagement with the Company. The Company has provided to the Purchaser true, correct and complete copies of each such employment agreement, term sheet or other document. Neither the Company nor any of the Seller Parties has made any verbal commitments to any such officers, employees or former employees, consultants or independent contractors with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise. Except as indicated on Schedule 2.15, all employees of the Company are active on the date hereof, not on any sort of leave of absence and none has expressed any intention to terminate employment with the Company.

Section 2.16 Company Benefit Plans.

(a) Schedule 2.16 contains a true and complete list of each material Company Benefit Plan.

(b) Except as set forth in Schedule 2.16,

(i) With respect to each Company Benefit Plan identified on Schedule 2.16, the Company has heretofore delivered or made available to the Purchaser true and complete copies of the plan documents and any amendments thereto (or if the plan is not written, a written description thereof), any related trust or other funding vehicle, annual reports required to be filed within the last three years with any Governmental Entity with respect to such plan, actuarial reports, funding and financial information returns and statements, all professional opinions (whether or not internally prepared) regarding such plans, all contracts with any parties providing services or insurance to such plan, all material internal memoranda regarding such plans, copies of material correspondence with all Governmental Entities, plan summaries or summary plan descriptions, summary annual reports, booklets and personnel manuals and any other reports or summaries required under ERISA, the Code and all other applicable laws, regulations, orders or other legislative, administrative or judicial promulgations (“Applicable Benefit Laws”), the most recent determination letter received from the Internal Revenue Service with respect to each such plan intended to qualify under Section 401 of the Code, and such other documentation with respect to any such Company Benefit Plan as is reasonably requested by the Purchaser.

(ii) No Company Benefit Plan is or was at any time (A) subject to Title IV of ERISA or Section 412 of the Code, (B) a “multiemployer plan”, as defined in Section 3(37) of ERISA, (C) subject to Section 302 of ERISA, (D) a “multiple employer plan” within the meaning of Sections 4063, 4064 or 4066 of ERISA or (E) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. The Company has not incurred, and, to the Knowledge of the Seller Parties, no facts exist which reasonably could be expected to result in, liability to the Company with respect to any Employee Plan of an ERISA Affiliate.

(iii) Each Company Benefit Plan has been established, registered, qualified, invested, operated and administered in all respects in accordance with its terms and in compliance with all Applicable Benefit Laws. The Company has not incurred, and, to the Knowledge of the Seller Parties, no facts exist which reasonably could be expected to result in, any liability to the Company with respect to any Company Benefit Plan including without limitation, any liability, tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law (other than to pay premiums, contributions or benefits in the ordinary course consistent with the terms of such plans).

(iv) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code are so exempt, and, to the Knowledge of the Seller Parties, no event has occurred and no condition exists with respect to the form or operation of such Company Benefit Plan that would be likely to cause the loss of such qualification or exempt status.

(v) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for current or former employees, managers, officers, consultants, independent contractors, contingent workers or leased employees (or any of their dependents, spouses or beneficiaries) of the Company, any ERISA Affiliate or any predecessor in interest of them for periods extending beyond their retirement or other termination of service, other than continuation coverage mandated by Applicable Benefit Law and only to the extent required under such law for which the applicable person pays the full premium therefor.

(vi) All contributions or premiums required to be made by the Company or any ERISA Affiliate under the terms of each Company Benefit Plan or by Applicable Benefit Laws have been made in a timely fashion in accordance with Applicable Benefit Laws and the terms of the Company Benefit Plan. Each Company Benefit Plan is fully funded or fully insured or both on an ongoing and termination or wind-up basis.

(vii) The Company or ERISA Affiliate, as applicable, has the right under the terms of each Company Benefit Plan and under Applicable Benefit Law to amend, revise, merge or terminate such plan (or its participation in such plan) at any time exclusively and unilaterally by action of the Company, and no additional contributions or funding would be required to properly effect such termination.

(viii) The execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement, either alone or in combination with any related event, including without limitation termination of employment or other service, will not (1) entitle any current or former employee, manager, officer, consultant, independent contractors, contingent worker or leased employee (or any of their dependents, spouses or beneficiaries) of the Company to severance pay, unemployment compensation or any other payments, (2) accelerate the time of payment or vesting, or increase the amount of compensation due, any such individual, or (3) increase the amount of or accelerate the time of payment or vesting of any amounts under any Company Benefit Plan.

(ix) There are no pending or, to the Knowledge of the Seller Parties, threatened or anticipated claims, investigations, examinations, audits or other proceedings or actions by, against, involving or on behalf of any Company Benefit Plan (other than routine claims for benefits in the ordinary course consistent with the terms of the Company Benefit Plan), and, to the Knowledge of the Seller Parties, there exists no state of facts which after notice or lapse of time or both reasonably could be expected to give rise to any such claim, investigation, examination, audit or other proceeding or to affect the qualification of any Company Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code.

(x) Each service provider of the Company who has been classified as an “employee” or as an “independent contractor” has been properly classified as such, and to the Knowledge of the Seller Parties, there exists no condition or set of circumstances that could subject the Company or any Company Benefit Plan to any liability, tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law relating to the failure to properly classify any service provider of the Company as an “employee” or “independent contractor.”

(xi) None of the Company, any ERISA Affiliate, any employee, officer or agent thereof, nor any trustee, administrator, fiduciary or other “party in interest” or “disqualified person” has engaged in a nonexempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any Company Benefit Plan.

(xii) Each Company Benefit Plan that is a nonqualified deferred compensation plan or arrangement subject to Section 409A of the Code is and has been at all times in written compliance, and has been operated and administered at all times in compliance, with Section 409A of the Code. The Company does not have any obligation to make any gross-up payment associated with, or reimburse for, any Taxes, interest or penalties incurred under Section 409A of the Code.

(xiii) The Company has not made any commitment to adopt or establish any new Company Benefit Plan or to modify or amend any Company Benefit Plan, except as required by law.

(xiv) To the extent any Company Benefit Plan is intended to be grandfathered under the terms of the Patient Protection and Affordable Care Act of 2010 (“PPACA”), the Company has complied with the applicable provisions of PPACA, the Code, ERISA and Applicable Benefit Laws, and the Company has not taken, or failed to take, any action which would cause such Company Benefit Plan to lose such grandfathered status. No event has occurred and no condition exists with respect to any Company Benefit Plan that is subject to PPACA, the Health Care and Education Reconciliation Act of 2010 (“HCERA”) and all applicable regulations and guidance thereunder that would subject the Company to any Taxes, fine, interest or penalty or other liability imposed by PPACA or HCERA.

Section 2.17 Insurance Policies. Schedule 2.17 contains a complete and correct list of all insurance policies carried by or for the benefit of the Company, specifying the insurer, amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage will continue by virtue of premiums already paid. The Company maintains insurance against all risks and in amounts required to be insured by the terms of the Company Contracts. All insurance policies and bonds with respect to the business and assets of the Company are in full force and effect and will be maintained by the Company in full force and effect as they apply to any matter, action or event relating to the Company occurring through the Closing Date, and the Company has not reached or exceeded its policy limits for any insurance policies in effect at any time during the past five (5) years.

Section 2.18 Intellectual Property.

(a) Schedule 2.18(a) sets forth a true, correct and complete list of all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any Governmental Entity and owned by, filed in the name of, or licensed to the Company (collectively, the “Company Registered Intellectual Property”).

(b) Schedule 2.18(b) sets forth a true, correct and complete list of all Software owned by the Company (collectively, the “Company Proprietary Software”).

(c) Schedule 2.18(c) sets forth a true, correct and complete list of all Software (other than Company Proprietary Software) used or held for use by the Company (collectively, the “Company Licensed Software”).

(d) All of the Company Intellectual Property (other than the Company Licensed Software) is owned exclusively by the Company. The Company has the full right to use the Company Intellectual Property for the life thereof for any purpose in connection with the Business, free from any (i) Liens (subject to the terms and conditions of all licenses and related restrictions disclosed to the Purchaser for the Company Licensed Software) and (ii) requirement of any past, present or future royalty payments, license fees, charges or other payments, or conditions or restrictions whatsoever.

(e) To the Knowledge of the Seller Parties, the Company Intellectual Property is all of the Intellectual Property necessary to operate the Business as presently conducted. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s continued right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

(f) The conduct of the Company does not infringe or otherwise conflict with any rights of any Person in respect of Intellectual Property, including with respect to user interface or “look/feel” of the Company’s services or products. To the Knowledge of the Seller Parties, except as disclosed on Schedule 2.18(f), none of the Company Intellectual Property is being infringed or otherwise used or available for use by any Person without a license or permission from the Company.

(g) No claim or demand of any Person has been made or, to the Knowledge of the Seller Parties, threatened, nor is there any litigation that is pending or, to the Knowledge of the Seller Parties, threatened, that (i) challenges the rights of the Company in respect of the Company Intellectual Property, or (ii) asserts that the Company is infringing or otherwise in conflict with, or is required to pay any royalty, license fee, charge or other amount in regard to, any Intellectual Property.

(h) The items of Company Registered Intellectual Property that have been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Copyright Office or other filing offices, domestic or foreign, remain in full force and effect.

(i) All Company Intellectual Property which the Company purports to own, including the Company Proprietary Software, was developed by (i) an employee of the Company working within the scope of his or her employment at the time of such development, or (ii) agents, consultants, contractors or other Persons, and in each case all such employees, agents, consultants, contractors or other Persons have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company ownership of all intellectual property rights in the Company Intellectual Property.

(j) To the Knowledge of the Seller Parties, no third party possesses any copy of any source code for any Company Proprietary Software. Except as contemplated by this Agreement, the Company does have any contractual obligation to provide any source code for any Company Proprietary Software to any other Person.

(k) All of the Company Proprietary Software: (i) operates substantially in accordance with its specifications and (ii) is free of any computer instructions, devices or techniques that are designed to infect, disrupt, damage, disable or alter such Software or its processing environment, including other programs, equipment and data.

(l) Except as set forth in Schedule 2.18(l), none of the Company Proprietary Software or other Company Intellectual Property is, in whole or in part, subject to the provision of any open source or other similar type of license agreement or distribution model that (i) requires the distribution or making available of the source code for Company Proprietary Software to the general public, (ii) prohibits or limits the Company from charging a fee or receiving consideration in connection with sublicensing or distributing any Company Proprietary Software, (iii) except as specifically permitted by law, grants any right to any third party or otherwise allows any such third party to decompile, disassemble or otherwise reverse-engineer any Company Proprietary Software, or (iv) requires the licensing of any Company Proprietary Software to the general public for the purpose of permitting others to make derivative works of Company Proprietary Software (any such open source or other type of license agreement or distribution model described in clause (i), (ii), (iii) or (iv) above, a “Limited License”). By way of clarification, but not limitation, the term “Limited License” includes (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), and (F) the Sun Industry Standards License (SISL). None of the Company Proprietary Software incorporates, or is distributed with, any software that is subject to a Limited License, nor does any Company Proprietary Software constitute a derivative work of, dynamically link with or otherwise interact with any such software.

(m) The Company has taken reasonable steps to protect the rights of the Company in the trade secrets, the confidential information and any trade secret or confidential information of third parties used by the Company.

Section 2.19 Transactions with Affiliates. Except as set forth in Schedule 2.19, no Seller Party or officer or manager of the Company, or any person with whom any such Person has any direct or indirect relation by blood, marriage or adoption, or any entity in which any such person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent (5%) of the stock of which is beneficially owned by all such Persons in the aggregate) or any Affiliate of any of the foregoing or any current or former Affiliate of the Company has any interest in: (a) any contract, arrangement or understanding with, or relating to, the Company or the properties or assets of the Company; (b) any loan, arrangement, understanding, agreement or contract for or relating to the Company or the properties or assets of the Company; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company. Schedule 2.19 also sets forth a complete list of all accounts, notes and other receivables of the Company and accounts payable of the Company owed to or due from any Seller Party or any other Affiliate of the Company.

Section 2.20 Customer and Other Relations. Schedule 2.20 contains a complete and accurate list of (a) the twenty-five (25) largest customers (by revenue) of the Company for the trailing 12-month period ended June 30, 2019 (the “Top Customers”), (b) any financial institution or other Person through which the Company is directly or indirectly sponsored with respect to a Payment Network (the “Sponsor Banks”), (c) the ten (10) largest third party sales agents or resellers (by residuals paid) of the Company for the trailing 12-month period ended June 30, 2019 (the “Top Agents”), and (e) the ten (10) largest vendors or suppliers (by volume of payments made) of the Company (other than Sponsor Banks and third party sales agents or resellers) for the trailing 12-month period ended June 30, 2019 (the “Top Vendors”). The Company maintains good relations with each of the Top Customers, Sponsor Banks, Top Agents and Top Vendors, and, to the Knowledge of the Seller Parties, no event has occurred that would materially and adversely affect the Company’s relations with any such Top Customer, Sponsor Bank, Top Agent or Top Vendor. Except as expressly noted on Schedule 2.20, no Top Customer during the last twelve months has canceled, terminated or made any threat to cancel or otherwise terminate its contract or to decrease its usage of the Company’s services or products. The Company has not received any notice, and the Seller Parties have no Knowledge to the effect that, any Top Customer, Sponsor Bank, Top Agent or Top Vendor may terminate or materially alter its business relations with the Company, either as a result of the transactions contemplated by this Agreement or otherwise. To the Knowledge of the Seller Parties, there is no development specifically affecting any Top Customer, Sponsor Bank, Top Agent or Top Vendor that would impair, in any material respect, the ability of such Top Customer, Sponsor Bank, Top Agent or Top Vendor to perform its obligations under its Contracts with the Company in accordance with its respective terms.

Section 2.21 Licenses and Permits. To the Knowledge of the Seller Parties, Schedule 2.21 is a true and complete list of all notifications, licenses, permits, franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations, and applications therefor (collectively, the “Licenses”) held by the Company and issued by, or submitted by the Company to, any Governmental Entity or Payment Network. The Company owns or possesses all of the Licenses which are necessary to enable it to carry on its operations as presently conducted. All Licenses are valid, binding, and in full force and effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not adversely affect any License. The Company has taken all necessary action to maintain each License, except where the failure to so act is not reasonably likely to have a Material Adverse Effect. To the Knowledge of the Seller Parties, no loss or expiration of any License is threatened, pending, or reasonably foreseeable (other than expiration upon the end of any term, which expiration date is set forth on Schedule 2.21).

Section 2.22 Sensitive Data. Except as disclosed on Schedule 2.22, Sensitive Data collected or received by the Company in connection with providing services or products (a) was collected, used, disclosed and safeguarded in accordance with all applicable laws (including state and federal consumer financial protection laws) or agreements, or both, and (b) when collected, used, disclosed or safeguarded by the Company, in any manner in which the Sensitive Data was collected, used, disclosed or safeguarded prior to the date hereof, (i) does not infringe the patent, copyright, trademark, trade secret, or other intellectual property rights of any Person, (ii) does not violate the privacy rights of any Person, and (iii) does not violate any applicable law (including state and federal consumer financial protection laws) or agreement. The Company has taken all commercially reasonable steps to maintain the confidentiality and proprietary nature of the Sensitive Data, including, without limitation, implementing and maintaining an information security program that includes reasonable administrative, technical and physical safeguards designed to: (1) insure the security and confidentiality of such Sensitive Data, (ii) protect against any anticipated threats or hazards to the security or integrity of such Sensitive Data; and (iii) protect against unauthorized access to or use of such Sensitive Data that could reasonably be expected to result in a substantial harm or inconvenience to any merchant or other customer of the Company. Since January 1, 2017, there have been (1) no losses or thefts or security breaches suffered by the Company in respect of Sensitive Data or other data used by the Company; (2) no violations of any posted or internal policies related to privacy, Sensitive Data or system security of the Company; (3) no unauthorized access or unauthorized use of any Sensitive Data or other data used by the Company; and (4) no unintended or improper disclosure of any Sensitive Data in the possession, custody or control of the Company or a contractor or agent acting on behalf of the Company.

Section 2.23 Ethical Practices. Neither the Company nor any representative thereof has offered or given, and the Seller Parties have no Knowledge of any Person that has offered or given on its behalf, anything of value to: (a) any official of a government entity, any political party or official thereof, or any candidate for political office; (b) any customer or member of the government; or (c) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, member of the government or candidate for political office for the purpose of the following: (i) influencing any action or decision of such Person, in his or its official capacity, including a decision to fail to perform his or its official function; (ii) inducing such Person to use his or its influence with any government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person; or (iii) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person.

Section 2.24 Bank Accounts; Powers of Attorney. Schedule 2.24 sets forth a true and complete list of (a) all bank accounts and safe deposit boxes of the Company and all Persons who are signatories thereunder or who have access thereto and (b) the names of all Persons holding general or special powers of attorney from the Company and a summary of the terms thereof.

Section 2.25 Brokers, Finders and Investment Bankers. Neither the Company, any officers, managers or employees of the Company nor any Seller Party or any Affiliate of the Company has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller Parties as follows:

Section 3.1 Organization. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite company power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 3.2 Authorization. The Purchaser has full company power and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by it in connection with the transactions contemplated by this Agreement (collectively, the “Purchaser Ancillary Documents”), to perform its obligations under this Agreement and the Purchaser Ancillary Documents and to consummate the transactions contemplated by this Agreement and the Purchaser Ancillary Documents. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by the Purchaser, the performance by the Purchaser of its obligations under this Agreement and the Purchaser Ancillary Documents, and the consummation of the transactions provided for in this Agreement and the Purchaser Ancillary Documents have been duly and validly authorized by all necessary company action on the part of the Purchaser. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents will be, duly executed and delivered by the Purchaser and do or will, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Purchaser Ancillary Documents and the fulfillment of and compliance with the terms and conditions of this Agreement and the Purchaser Ancillary Documents do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the charter documents of the Purchaser, (b) any material contract to which the Purchaser is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties is bound or (d) any statute, law, rule or regulation applicable to the Purchaser.

Section 3.4 Investment Representation. The Purchaser is acquiring the Interests for its own account for purposes of investment and not with a view to the distribution thereof. The Purchaser acknowledges that the sale of the Interests hereunder has not been registered under applicable laws (including the Securities Act of 1933, as amended, and any state, local or foreign securities laws) and that the Interests may not be transferred further without registration under, pursuant to an exemption from or in a transaction not subject to, all applicable laws.

ARTICLE IV
CERTAIN COVENANTS AND AGREEMENTS

Section 4.1 Conduct of Business by the Company. From the date hereof until the Closing Date, the Seller Parties shall cause the Company to, except as required in connection with the transactions contemplated by this Agreement and except as otherwise consented to in writing by the Purchaser:

(a) conduct the Business in the ordinary course on a basis consistent with past practice and not engage in any new line of business or enter into any agreement, transaction or activity or make any commitment except those in the ordinary course of business and not otherwise prohibited under this Section 4.1;

(b) use its commercially reasonable efforts to preserve intact its goodwill and business organization, keep its officers and employees available to the Purchaser and preserve the relationships and goodwill with its customers, financial institutions, vendors, employees and others having business relations with the Company;

(c) maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification;

(d) duly and timely file or cause to be filed all reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(e) not authorize for issuance, issue and deliver any additional membership interests or other ownership interests or securities convertible into or exchangeable for its membership interests or other ownership interests, or issue or grant any right, option or other commitment for the issuance of its membership interests or other ownership interests or of such securities, or split, combine or reclassify any of its membership interests or other ownership interests;

(f) not amend or modify its charter documents;

(g) not declare any dividend, pay or set aside for payment any dividend or other distribution or make any payment to any related parties other than the payment of salaries in the ordinary course of business and other than cash dividends or distributions paid prior to the Closing Date in the ordinary course of business;

(h) not create any Subsidiary, acquire any capital stock or other equity securities of any corporation or acquire any equity or ownership interest in any business or entity;

(i) not dispose of or permit to lapse any right to the use of any patent, trademark, trade name, service mark, license or copyright of the Company (including any of the Company Intellectual Property), or dispose of or disclose to any Person, any trade secret, formula, process, technology or know-how of the Company not heretofore a matter of public knowledge;

(j) not (i) sell any asset, (ii) create, incur or assume any indebtedness, (iii) grant, create, incur or suffer to exist any Liens which did not exist on the date hereof, (iv) incur any liability or obligation (absolute, accrued or contingent) except in the ordinary course of business consistent with past practice, (v) write-off any guaranteed checks, notes or accounts receivable except in the ordinary course of business consistent with past practice, (vi) write-down the value of any asset or investment on its books or records, except for depreciation and amortization in the ordinary course of business and consistent with past practice, (vii) cancel any debt or waive any claims or rights, (viii) make any commitment for any capital expenditure to be made on or after the Closing Date in excess of $10,000 in the case of any single expenditure or $20,000 in the case of all capital expenditures or (ix) enter into any Contract (A) involving an annual commitment or annual payment to or from the Company of more than $25,000 individually, or (B) that is outside the ordinary course of business or otherwise material to the Company;

(k) not increase in any manner the base compensation, bonus, incentive or other remuneration of, or enter into any new compensation, bonus or incentive agreement or arrangement with or remuneration for, any of its current or former officers, employees, directors, managers or consultants;

(l) pay or agree to pay any additional pension, retirement allowance or other employee benefit under any Company Benefit Plan (or any benefit or compensation plan, program, policy, contract or arrangement that would be a Company Benefit Plan if in effect on the date hereof) to any employee, officer, director, manager or consultant, whether past or present;

(m) not adopt, amend or terminate any Company Benefit Plan or increase the benefits provided under any Company Benefit Plan, or promise or commit to undertake any of the foregoing;

(n) not enter into a new collective bargaining agreement;

(o) not amend or terminate any existing employment, retention, severance, consulting, or other compensation agreement or enter into any new employment, retention, severance, consulting or other compensation agreement;

(p) continue to extend customers credit, collect accounts receivable and pay accounts payable and similar obligations in the ordinary course of business consistent with past practice;

(q) perform in all material respects all of its obligations under all Company Contracts, and not default or suffer to exist any event or condition which with notice or lapse of time or both would constitute a default under any Company Contract (except those being contested in good faith), and not enter into, assume or amend any Contract that is or would be a Company Contract;

(r) not pay, discharge or satisfy any claim, liability or obligation (absolute, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

(s) not increase any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practice);

(t) maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage to that now maintained by or on behalf of the Company;

(u) continue to maintain its books and records in accordance with GAAP consistently applied, and on a basis consistent with the past practice of the Company;

(v) make, change or revoke any election relating to Taxes, change any Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any Tax closing agreement, or settle or compromise any Tax claim or liability (other than the payment of Taxes or collection of refunds in the ordinary course of business), agree or consent to any extension or waiver of any statute of limitations with respect to any assessment or determination of any Taxes, or surrender any right to claim a Tax refund;

(w) continue its cash management practices in the ordinary course of business consistent with past practice; and

(x) not authorize, or commit or agree to take, any of the foregoing actions.

In connection with the continued operation of the Company between the date hereof and the Closing Date, the Sellers Parties will confer in good faith on a regular and frequent basis with the Purchaser regarding operational matters and the general status of ongoing operations of the Company promptly and will notify the Purchaser of any event or occurrence that has had or may reasonably be expected to have a Material Adverse Effect. The Seller Parties acknowledge that the Purchaser does not and will not waive any rights it may have under this Agreement as a result of such consultations or notifications. The Seller Parties shall not, and shall cause the Company not to, take any action that would, or that could reasonably be expected to, result in any of the representations and warranties of the Seller Parties set forth in this Agreement becoming untrue.

Section 4.2 Inspection and Access to Information. From the date hereof to the Closing Date or until this Agreement is terminated as provided in Article VII, the Seller Parties will (and will cause the Company’s respective officers, managers, employees, auditors and agents to) provide the Purchaser and its accountants, counsel, and other authorized representatives full access, during reasonable hours and under reasonable circumstances, to any and all of its premises, employees (including executive officers), properties, contracts, commitments, books, records and other information (including tax returns filed and those in preparation) and will cause the officers of the Company to furnish to the Purchaser and its authorized representatives, promptly upon request therefor, any and all financial, technical and operating data and other information pertaining to the Company and otherwise fully cooperate with the conduct of due diligence by the Purchaser and its representatives.

Section 4.3 No Solicitation of Transactions. The Seller Parties will not, and shall cause the Company and its Affiliates not to, directly or indirectly, through any officer, manager or agent of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than the Purchaser with respect to an equity sale, merger, consolidation, business combination, sale of all or any substantial portion of the assets of the Company or the liquidation or similar extraordinary transaction with respect to the Company. The Seller Parties will notify the Purchaser orally (within one (1) Business Day) and in writing (as promptly as practicable) of all relevant terms of any proposals by a third party to do any of the foregoing which the Seller Parties, the Company or any of their respective Affiliates or any of their respective officers, managers, partners, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters and, if such proposal is in writing, the Seller Parties will deliver to the Purchaser a copy of such inquiry or proposal.

Section 4.4 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, each Party shall use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain all consents required as described on Schedule 2.13(b) and all regulatory approvals, if any, and to satisfy all conditions to its obligations hereunder and to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Outside Date, in accordance with the terms hereof and shall cooperate fully with each other Party and its officers, directors, employees, agents, counsel, accountants and other designees in connection with any step required to be taken as a part of its obligations hereunder.

Section 4.5 Public Announcements. Upon execution of this Agreement, the Purchaser shall issue an initial press release relating to the transactions contemplated by this Agreement (the text of which has been agreed upon by the Seller Representative). Thereafter, without the prior written approval of the Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), no Seller Party shall (a) make any public announcements or statements regarding this Agreement or the transactions contemplated by this Agreement or (b) make public or disclose the terms of this Agreement or any information provided by any other Party hereunder, except as may be required by applicable securities Laws or applicable requirements of stock exchanges or other similar governing bodies or except, in the case of clause (b), (i) to those Persons who are assisting the Parties in assessing or effecting the transactions contemplated by this Agreement such as their accountants, bankers and legal advisors, and (ii) as required by oral questions, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process or governmental investigation.

Section 4.6 Notice of Certain Events. Each Party will give prompt notice to the other Parties of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of the Seller Parties or the Purchaser, as the case may be, contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Closing Date or that will or may result in the failure to satisfy any of the conditions specified in Article V hereof and (b) any failure of any Seller Party or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them under this Agreement. The Seller Parties acknowledge that the Purchaser does not and will not waive any rights it may have under this Agreement as a result of any such notifications.

Section 4.7 Tax Matters.

(a) Tax Treatment. For U.S. federal income Tax purposes, as well as any corresponding state and local Tax purposes, the Parties shall treat the sale of the Interests in exchange for payment of the Purchase Price contemplated by this Agreement: (i) as to the Purchaser, as a sale of the Company’s assets to the Purchaser, and (ii) as to the Sellers, as a sale of partnership interests in accordance with Situation 2 of IRS Revenue Ruling 99-6. The Parties shall prepare all Tax books, records and filings in a manner consistent with such Tax treatment, including the Purchaser’s filing of IRS Form 8594 (which shall be prepared as contemplated by Section 4.7(h) below), and shall not take any position inconsistent therewith. In addition, the Parties agree that, in connection with the filing of income Tax Returns of or with respect to the Company, the Transaction Expenses and the Change of Control Payments (in each case, to the extent deductible) shall be claimed in taxable periods, or portions thereof, ending on or before the Closing Date.

(b) Tax Return Preparation. All Tax Returns prepared pursuant to this Section 4.7 shall be prepared in a manner consistent with prior practices, methods, and elections of the Company, as applicable, unless otherwise required by applicable law. The preparing Party shall deliver copies of the Tax Returns to prepared by such Party to the non-preparing Party, for review and comment, at least twenty (20) days prior to filing. The non-preparing Party shall provide any written comments within ten (10) days after receipt of such Tax Return from the preparing Party. If no such written comments are delivered, then non-preparing Party shall be deemed to have accepted such Tax Return. Upon receipt of written comments, the Purchaser and the Seller Representative shall consult and attempt to resolve in good faith all reasonable comments to any Tax Returns. If, after consulting in good faith, the Purchaser and the Seller Representative are unable to resolve any comments, such unagreed Tax Return shall be referred to the Arbitrator for resolution. If the Arbitrator is unable to make a determination with respect to any disputed item prior to the due date for the filing of the Tax Return in question, then (i) the Seller Representative, the Purchaser, or the Company, as applicable, shall timely file such Tax Return in accordance with the preparing Party’s reasonable position and (ii) when the Arbitrator subsequently resolves the dispute, the Seller Representative, the Purchaser, or the Company, as applicable, shall promptly file an amended Tax Return, if necessary reflecting the resolution by the Arbitrator. The fees and expenses of the Arbitrator shall be shared equally by the Seller Parties and the Purchaser.

(c) Tax Periods Ending on or Before the Closing Date. The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date (a “Pre-Closing Tax Period”) which are filed after the Closing Date, except that the Seller Representative shall prepare or cause to be prepared all income Tax Returns for the Company for any Pre-Closing Tax Period which are filed after the Closing Date. The Seller Parties shall reimburse the Purchaser for Taxes of the Company with respect to any such Pre-Closing Tax Periods (whether prepared by the Purchaser or the Seller Representative) within fifteen (15) days after payment by the Purchaser or the Company of such Taxes to the extent such Taxes are not reflected in the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) shown on the face of the Final Closing Adjustment Statement and included in the computation of Net Working Capital.

(d) Tax Periods Beginning Before and Ending After the Closing Date. The Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”). The Seller Parties shall pay to the Purchaser within fifteen (15) days after the date on which Taxes are paid with respect to such Straddle Periods an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period ending on the Closing Date to the extent such Taxes are not reflected in a reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) shown on the face of the Final Closing Adjustment Statement and included in the computation of Net Working Capital. For purposes of the Tax Return preparation, Tax reimbursement, and Tax indemnity provisions of this Agreement, in the case of any Taxes that are payable for a Straddle Period, the portion of such Tax related to the portion of such Straddle Period ending on and including the Closing Date shall (i) in the case of any Taxes other than those described in clause (ii) below, be deemed equal to the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Taxes based upon or related to income, gains, payments or receipts (including sales and use Taxes), or employment or payroll Taxes, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date.

(e) Cooperation on Tax Matters. In connection with the preparation and filing of Tax Returns, Tax claims, audits, examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on or with respect to the Company, the Purchaser and the Seller Parties shall reasonably cooperate with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required on a mutually convenient basis), books of account, or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing authorities as to the imposition of Taxes and any assessment or reassessment in respect of Taxes. The Purchaser, on the one hand, and the Seller Representative, on the other hand, shall, and in the Purchaser’s case shall cause the Company to, retain all books and records with respect to Tax matters pertinent to the Company, as applicable, relating to any Tax period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by the other party, any extension thereof) for the respective taxable periods, plus sixty (60) days, and to abide by all record retention laws and agreements entered into with any Taxing authority.

(f) Tax Sharing Agreements. Any Tax sharing, allocation, or indemnification agreement between any Seller Party and the Company is terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year).

(g) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the Sellers when due, and the Sellers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, the Purchaser will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation.

(h) Purchase Price Allocation. The Parties agree that the Purchase Price and the liabilities of the Company (plus other relevant items for income Tax purposes) shall be allocated among the assets of the Company for all income Tax purposes in accordance with Code Section 1060 and the Treasury Regulations promulgated thereunder and the allocation schedule attached hereto as Exhibit F. Within a reasonable time following the final determination of the Final Closing Adjustment Statement, the Purchaser shall provide the Seller Representative with a schedule allocating all such amounts as provided herein, which shall be revised in the reasonable discretion of the Purchaser to the extent necessary to reflect any post-Closing payment made pursuant to or in connection with this Agreement.

Section 4.8 Employee Matters.

(a) Company Benefit Plans. Prior to the Closing Date, the Seller Parties shall cause the Company to make, or cause to be made, all contributions and pay all premiums under each Company Benefit Plan with respect to periods ending on or prior to the Closing Date.

(b) Communications. None of the Seller Parties, the Company, nor their respective officers, managers, employees, agents and representatives shall make any communication to employees of the Company regarding any Company Benefit Plan or any Employee Benefit Plan maintained by the Purchaser or one of its Affiliates or any compensation or benefits to be provided after the Closing Date without the prior written consent of the Purchaser.

(c) Service Credit. The Purchaser shall, or shall cause an Affiliate of the Purchaser, including the Company after the Closing to, cause each benefit plan (other than any equity or equity-based, defined benefit pension, or retiree health or welfare plan or arrangement) maintained, sponsored, adopted or contributed to by the Purchaser or any of its Affiliates, including the Company after the Closing, and in which the employees of the Company are eligible to participate during the calendar year in which the Closing Date occurs (or, if later, during the calendar year in which the employees of the Company first become eligible to participate in such benefit plans) (collectively, the “Purchaser Benefit Plans”), to take into account for purposes of eligibility, vesting and, solely with respect to severance, vacation or other paid time off plan or policy, determining level of benefits (but not for purposes of defined benefit pension accruals under any defined benefit plan) the service of such employees with the Company to the same extent as such service was credited for such employees under the corresponding Company Benefit Plan for the same purpose; provided that no such service shall be credited that would result in the duplication of any benefits or compensation. Nothing herein, however, express or implied by this Agreement, shall confer upon any current or former employee or other service provider of the Company, or any other Person, any rights or remedies, including any third party beneficiary rights, any right to employment, terms or conditions of employment or benefits for any specified period, of any nature or kind whatsoever. In no event shall the terms of this Agreement be deemed to (i) establish, amend, terminate or modify any Purchaser Benefit Plan or Company Benefit Plan, or any other benefit or compensation plan, program, agreement or arrangement; (ii) alter or limit the ability of the Purchaser or any of its Affiliates to amend, modify or terminate any benefit or compensation plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iii) to confer upon any current or former employee of the Company, any right to employment or continued employment or continued service, or constitute or create an employment agreement with any Person.

Section 4.9 Affiliate Arrangements. Prior to Closing, the Seller Parties shall cause the Company to shall terminate, or pay in full, the agreements and arrangements set forth on Schedule 4.9 and all notes and accounts receivable and payable of the Company owing by or to any Seller Party or any manager, officer, employee or Affiliate of the Company (collectively, the “Affiliate Arrangements”), such that the Company shall not have any liability following the Closing related to such Affiliate Arrangements. Each such termination shall include a release of the Company from any and all liabilities and obligations arising out of, or related to, such Affiliate Arrangement.

Section 4.10 Name Change. Prior to the execution and delivery of this Agreement, the Seller Parties have caused the Company Parent to change its company name to remove any reference to the name “TriSource” (or any derivation thereof) or any other trade name used in the Business. As promptly as practicable after the Closing Date, the Seller Parties shall cause the Company Parent to file in all jurisdictions in which it is qualified to do business any documents necessary to reflect such change of name or to terminate its qualification therein.

ARTICLE V
CONDITIONS TO CLOSING

Section 5.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the transactions contemplated by this Agreement will be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated, no proceeding or lawsuit will have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

(b) Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity required in connection with the execution, delivery or performance of this Agreement will have been obtained or made, except where the failure to have obtained or made any such consent, approval, order, authorization, declaration or filing would not have a material adverse effect on the assets, liabilities, results of operations, business or prospects of the Company after the Closing.

Section 5.2 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement will be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Sellers set forth in Article II shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality or “Material Adverse Effect” shall be true and correct in all respects.

(b) Performance of Obligations. The Seller Parties shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement on or prior to the Closing Date.

(c) No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect or any development reasonably likely to result in a Material Adverse Effect.

(d) Seller Certificate. The Seller Parties shall have executed and delivered to the Purchaser a certificate as to compliance with the conditions set forth in Sections 5.2(a), (b) and (c).

(e) Consents to Contracts. The Seller Parties shall have obtained and delivered to the Purchaser the written consents of third parties, as set forth in Schedule 2.13(b), with respect to the change of control of the Company that will occur on the consummation of the transactions contemplated by this Agreement and/or any deemed assignment of any contract or agreement that will result therefrom (and all such consents and waivers shall be in full force and effect).

(f) Payoff Letters. The Seller Parties shall have delivered to the Purchaser payoff letters, in form and substance reasonably satisfactory to the Purchaser, from all third party lenders to the effect that, upon receipt of payment under such payoff letters, each such lender shall have been paid in full for all Closing Date Indebtedness and any Liens relating thereto shall be released.

(g) Phantom Unit Plan. The Seller Parties shall have delivered to the Purchaser appropriate documentation, in form and substance reasonably satisfactory to the Purchaser, from the applicable employees of the Company with respect to the satisfaction and termination of the Company’s phantom unit plan and awards thereunder (as well as any similar phantom economic interests) in accordance with this Agreement.

(h) Consulting Agreement. The Purchaser or its designated Affiliate and each Principal shall have executed and delivered a consulting agreement, in substantially the form attached hereto as Exhibit G.

(i) Non-Competition, Non-Solicitation and Non-Disclosure Agreements. Each Principal and Thomas Dunn shall have executed and delivered non-competition, non-solicitation and non-disclosure agreements, in substantially the form attached as Exhibit H.

(j) Company Benefit Plans. The Company shall have taken any and all actions reasonably required (including without limitation the adoption of resolutions and/or plan amendments by the Company and/or its boards of managers) to terminate the Company’s 401(k) plan no later than the day immediately before the Closing Date and to implement any such related actions as the Purchaser may request.

(k) Seller Ancillary Documents. The Seller Parties shall have delivered, or caused to be delivered, to the Purchaser the following:

(i) assignment instruments, in form reasonably satisfactory to the Purchaser, sufficient to transfer to the Purchaser all legal and beneficial ownership of the Interests;

(ii) resignations, effective as of the Closing Date, of the officers and managers of the Company, as requested by the Purchaser at least three (3) Business Days prior to the Closing;

(iii) a properly signed certification, dated as of the Closing Date, from each Seller pursuant to Treasury Regulations Section 1.1445-2(b)(2) and Section 1446(f) of the Code certifying that such Seller is not a “foreign person” as defined in Section 1445 of the Code;

(iv) a certificate by the Secretary or any Assistant Secretary of the Company, dated the Closing Date, as to (1) the good standing of the Company in its jurisdiction of organization, (2) the completeness of and lack of amendments to their respective charter documents and (3) the effectiveness of any board or member resolutions of the Company passed in connection with this Agreement and transactions contemplated hereby;

(v) the organizational record books, minute books and company seal of the Company;

(vi) the Escrow Agreement, duly executed by the Seller Representative; and

(vii) all other documents required to be entered into by any Seller Party pursuant to this Agreement or reasonably requested by the Purchaser to convey the membership interests and other ownership interests in the Company to the Purchaser or to otherwise consummate the transactions contemplated by this Agreement.

Section 5.3 Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the transactions contemplated by this Agreement will be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article III shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects.

(b) Performance of Obligations. The Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Certificate. The Purchaser shall have delivered to the Seller Parties a certificate of an authorized officer as to compliance with the conditions set forth in Sections 5.3(a) and (b).

(d) Purchaser Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Seller Parties the following:

(i) a certificate by the Secretary or any Assistant Secretary of the Purchaser, dated the Closing Date, as to (1) the good standing of the Purchaser in its jurisdiction of organization and (2) the effectiveness of any board resolutions of the Purchaser passed in connection with this Agreement and transactions contemplated hereby;

(ii) the Escrow Agreement, duly executed by the Purchaser; and

(iii) all other documents required to be entered into or delivered by the Purchaser at or prior to the Closing pursuant to this Agreement.

ARTICLE VI
CLOSING

The consummation of the transactions contemplated by this Agreement is referred to in this Agreement as the “Closing”. The “Closing Date” will be the date on which the Closing occurs. The Closing will occur within three (3) Business Days following the satisfaction or waiver of the conditions set forth in Article V, or on such other date as the Parties may agree. The Closing will take place at the offices of Troutman Sanders LLP, 600 Peachtree Street NE, Suite 3000, Atlanta, Georgia, or at such other place as the Parties may agree.

ARTICLE VII
TERMINATION

Section 7.1 Termination. This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”):

(a) in writing by mutual consent of the Parties;

(b) by written notice from the Seller Representative to the Purchaser, if the Purchaser (i) fails to perform in any material respect any of its agreements contained in this Agreement required to be performed by it on or prior to the Closing Date or (ii) materially breaches any of its representations and warranties contained in this Agreement, which failure or breach is not cured within ten (10) days after the Seller Representative has notified the Purchaser of its intent to terminate this Agreement pursuant to this subparagraph (b);

(c) by written notice from the Purchaser to the Seller Representative, if any of the Seller Parties (i) fail to perform in any material respect any of its agreements contained in this Agreement required to be performed by them on or prior to the Closing Date or (ii) materially breach any of their representations and warranties contained in this Agreement, which failure or breach is not cured within ten (10) days after the Purchaser has notified the Seller Representative of its intent to terminate this Agreement pursuant to this subparagraph (c);

(d) by written notice by the Seller Representative to the Purchaser in the event the Closing has not occurred on or prior to September 23, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Seller Representative if the Seller Parties’ failure to perform any of their agreements contained herein has been a principal cause of, or resulted in, the failure of the Closing to occur on or prior to the Outside Date; or

(e) by written notice by the Purchaser to the Seller Representative in the event the Closing has not occurred on or prior to Outside Date; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to the Purchaser if the Purchaser’s failure to perform any of its agreements contained herein has been a principal cause of, or resulted in, the failure of the Closing to occur on or prior to the Outside Date.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VII, this Agreement will forthwith become void and there will be no liability on the part of any Party or its respective partners, officers, managers or members, except for obligations under Sections 4.5 and 9.14 and this Section, all of which will survive the Termination Date. Notwithstanding the foregoing, nothing contained in this Agreement will relieve any Party from liability for any breach of this Agreement.

ARTICLE VIII
INDEMNIFICATION

Section 8.1 Indemnification Obligations of the Seller Parties. The Seller Parties will, jointly and severally, indemnify, defend and hold harmless the Purchaser and each of its officers, managers, employees, agents and representatives and each of the Affiliates, heirs, executors, successors and assigns of any of the foregoing (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by any Seller Party in this Agreement or in any of the Seller Ancillary Documents;

(b) any breach of any covenant, agreement or undertaking made by any Seller Party in this Agreement or in any of the Seller Ancillary Documents;

(c) any claim made by any former or current holder of any membership interest or ownership interest in the Company, or any securities convertible into, exchangeable for or entitling the holder to receive any membership interest or ownership interest in the Company, in connection with (i) the transactions contemplated by this Agreement or (ii) any rights relating to any membership interest or ownership interest in the Company, any securities convertible into, exchangeable for or entitling the holder to receive any membership interest or ownership interest in the Company, in either case, other than in connection with the Purchaser’s failure to pay the consideration payable pursuant to this Agreement in accordance with the terms hereof;

(d) the Closing Date Indebtedness, the Change of Control Payments or the Transaction Expenses, in each case, to the extent not reflected on the Final Closing Adjustment Statement; or

(e) any liability of the Company for any Taxes (and related losses, costs, and expenses) (i) imposed on the Company for a Pre-Closing Tax Period and the portion of a Straddle Period ending on the Closing Date to the extent such Taxes are not reflected in the reserve for Tax liability (rather than any reserve for deferred Taxes) shown on the face of the Final Closing Adjustment Statement and included in the computation of Net Working Capital, (ii) imposed on the Company as a result of its inclusion with any Person, prior to the Closing Date in a consolidated, combined, affiliated or unitary Tax group, or an integrated fiscal unit, by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law, (iii) of any Person for the Pre-Closing Tax Period imposed on the Company arising under the principles of transferee or successor liability, by contract or otherwise, or (iv) for the Pre-Closing Tax Period and the portion of a Straddle Period ending on the Closing Date for which the Company is liable as a result of any tax sharing, tax indemnity or tax allocation agreement.

The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and damages of the Purchaser Indemnified Parties described in this Section 8.1 as to which the Purchaser Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as the “Purchaser Losses.”

Section 8.2 Indemnification Obligations of the Purchaser. The Purchaser will indemnify and hold harmless the Seller Parties and each of their agents and representatives and each of the Affiliates, heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in any of the Purchaser Ancillary Documents; or

(b) any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement or in any of the Purchaser Ancillary Documents.

The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and damages of the Seller Indemnified Parties described in this Section 8.2 as to which the Seller Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as “Seller Losses.”

Section 8.3 Indemnification Procedure.

(a) Promptly after receipt by a Purchaser Indemnified Party or a Seller Indemnified Party (hereinafter collectively referred to as an “Indemnified Party”) of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from any other Party for any Purchaser Losses or any Seller Losses (as the case may be), such Indemnified Party will notify the Purchaser or the Seller Representative, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of such complaint or of notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party will relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within ten (10) days thereafter assuming full responsibility for any Purchaser Losses or Seller Losses (as the case may be) resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that, the Indemnifying Party will not have the right to assume such defense if (i) in the reasonable opinion of counsel for the Indemnified Party, there is a reasonable likelihood of a conflict of interest between the Indemnifying Party and the Indemnified Party, (ii) the claim for indemnification relates to or arises in connection with a criminal proceeding or any non-criminal proceeding the adverse determination of which, in the reasonable opinion of the Indemnified Party, could reasonably be expected to have a material adverse effect on the Indemnified Party or any of its Affiliates; (iii) the principal relief sought by such action is an injunction or equitable relief against the Indemnified Party, (iv) the Purchaser reasonably believes that the Purchaser Losses relating to such claim could exceed the maximum amount that the Purchaser Indemnified Parties could then be entitled to receive under this Article VIII or (v) the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such audit, investigation, action or proceeding. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such ten (10)-day period, or if the Indemnifying Party is otherwise not entitled to assume such defense, then such Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, will have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, will at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 8.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (i) such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (iii) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to payment pursuant to this Agreement, such Indemnified Party will send written notice of such claim to the appropriate Indemnifying Party. Such notice will specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party will establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five (5) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party will pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

Section 8.4 Survival. The representations and warranties of the Parties contained herein shall not be extinguished by the Closing, but shall survive the Closing for, and all claims for indemnification in connection therewith shall be asserted not later than fifteen (15) months following the Closing Date; provided, however, that each of the representations and warranties contained in Section 2.1 (Organization), Section 2.2 (Authorization), Section 2.3 (Capitalization), Section 2.4 (Subsidiaries), Section 2.5 (Absence of Restrictions and Conflicts), the first sentence of Section 2.7 (Title to Personal Property), Section 2.14 (Tax Returns; Taxes), Section 2.16 (Company Benefit Plans), and Section 2.25 (Brokers, Finders and Investments Bankers) (collectively, the “Surviving Representations”) shall survive without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely. The covenants and agreements of the Parties hereunder shall survive without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 8.5 Liability Limits. Notwithstanding anything to the contrary set forth herein:

(a) The liability of the Seller Parties for Purchaser Losses with respect to any claims made pursuant to Section 8.1(a) shall be limited to 50% of such Purchaser Losses; provided, however, that the liability of the Seller Parties for Purchaser Losses arising out of fraud or the Surviving Representations shall not be subject to such limitation.

(b) In addition to the limitation set forth in Section 8.5(a) above, the total aggregate amount of the liability of the Seller Parties for Purchaser Losses with respect to any claims made pursuant to Section 8.1(a) shall be limited to THREE HUNDRED THOUSAND THREE HUNDRED FIFTY DOLLARS ($300,350) (the “Cap Amount”); provided, however, that the liability of the Seller Parties for Purchaser Losses arising out of fraud or the Surviving Representations shall not be subject to the Cap Amount (however, in such event, the maximum amount of Purchaser Losses that the Purchaser Indemnified Parties shall be entitled to recover from each Seller Party under this Article VIII (including Purchaser Losses arising out of the Surviving Representations) shall not exceed the aggregate portion of the Purchase Price actually received by such Seller Party and its Affiliates).

(c) Any funds remaining in the Indemnification Escrow Fund on the date that is fifteen (15) months after the Closing Date shall be released to the Sellers; provided, however, that the Escrow Agent shall continue to hold any funds that are the subject of asserted but unresolved claims pursuant to the terms of the Escrow Agreement.

(d) The Purchaser shall obtain an insurance policy in respect of breaches or inaccuracies of the representations and warranties made in Article II hereof (such insurance policy, the “R&W Insurance Policy”). The Parties intend for the R&W Insurance Policy to be the sole and exclusive remedy in respect of Purchaser Losses for indemnification under Section 8.1(a) other than the Indemnification Escrow Fund and that the Seller Parties shall not have aggregate liability in respect of Purchaser Losses under Section 8.1(a) in excess of the Cap Amount, in each case, except in the case of Purchaser Losses arising out of fraud or the Surviving Representations. The Purchaser shall use commercially reasonable efforts to ensure that the R&W Insurance Policy expressly provides that insurer thereunder shall have no subrogation rights to pursue any claim against the Seller Parties other than with respect to fraud.

Section 8.6 Materiality. For purposes of this Article VIII, any breach or inaccuracy of any representation or warranty (other than Section 2.8 and Section 2.10(a)) shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 8.7 Tax Treatment of Indemnification. For all Tax purposes, the Parties agree to treat (and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price.

Section 8.8 Exclusive Remedy. The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a Party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII; provided, however, nothing in this Section 8.8 shall limit (a) any Person’s right to enforce such Person’s rights under any Seller Ancillary Document or Purchaser Ancillary Document (including any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled thereunder), or (b) the Purchaser’s right to recover any Purchaser Losses under the R&W Insurance Policy.

ARTICLE IX
MISCELLANEOUS PROVISIONS

Section 9.1 Notices. All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the Party making the same, will specify the Section under this Agreement pursuant to which it is given or being made, and will be delivered personally or by email transmission or sent by registered or certified mail (return receipt requested) or by a national overnight courier service (with evidence of delivery and postage and other fees prepaid) as follows:

To the Purchaser:	Repay Holdings, LLC.
3 West Paces Ferry Road, Suite 200
Atlanta, Georgia 30305
	Attn:	John A. Morris, CEO
	Email:	jmorris@repay.com

with a copy to:	Troutman Sanders LLP
600 Peachtree Street NE, Suite 3000
Atlanta, Georgia 30308
	Attn:	Tyler B. Dempsey
Brendan J. Thomas
	Email:	tyler.dempsey@troutman.com
brendan.thomas@troutman.com

To any Seller Party:	c/o Henry K. Harp, III
6821 Copper Oaks Road
Columbus, Georgia 31904
	Email:	hharp22@gmail.com

with a copy to:	Moore Ingram Johnson & Steele, LLP
Emerson Overlook
326 Roswell Street, Suite 100
Marietta, Georgia 30060
	Attn:	Philip C. Thompson
	Email:	pcthompson@mijs.com

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery will be deemed given or made (a) on the date of delivery if delivered in person, (b) on the first (1st) Business Day after delivery to an appropriate customer service representative if sent by overnight courier, (c) upon transmission by e-mail of a PDF document if receipt is confirmed by telephone or in writing (including via e-mail) or (d) on the fifth (5th) Business Day after it is mailed by registered or certified mail.

Section 9.2 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.3 Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations under this Agreement will be made except with the prior written consent of the other Parties to this Agreement; provided that the Purchaser shall, without the obligation to obtain the prior written consent of any other Party to this Agreement, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to any one (1) or more Affiliates of the Purchaser, any purchaser or transferee of all or substantially all of the assets or business of the Purchaser or the Company and/or as collateral to any Person providing financing for the transactions contemplated by this Agreement, the Company or the Business (it being understood that any such assignment shall not relieve the Purchaser of its liabilities and obligations under this Agreement). This Agreement will be binding upon and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to a successor or permitted assign.

Section 9.4 Number; Gender; Currency. Whenever the context so requires, the singular number will include the plural and the plural will include the singular, and the gender of any pronoun will include the other genders. Unless otherwise specified to the contrary, all references to “dollars” or “$” are references to U.S. dollars.

Section 9.5 Captions. The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement. Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Schedules or Exhibits are references to Schedules and Exhibits, respectively, to this Agreement.

Section 9.6 Controlling Law; Amendment. This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Georgia without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

Section 9.7 Consent to Jurisdiction, Etc. Each of the Parties hereby irrevocably consents and agrees that, subject to Section 1.4(c) and Section 1.5(e), any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (for purposes of this Section, a “Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Georgia or the federal courts located in the State of Georgia. The Parties agree that, after a Legal Dispute is before a court as specified in this Section 9.7 and during the pendency of such Legal Dispute before such court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including, without limitation, any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each of the Parties hereby waives, and agrees not to assert, as a defense in any legal dispute, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum or that the venue of the action, suit or proceeding is improper. Each Party hereto agrees that a final judgment in any action, suit or proceeding described in this Section 9.7 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

Section 9.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the Parties waive any provision of law which renders any such provision prohibited or unenforceable in any respect.

Section 9.9 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one (1) of such counterparts. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.10 Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary of this Agreement.

Section 9.11 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement will be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 9.12 Integration. This Agreement and the documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement and constitute the entire agreement between the Parties.

Section 9.13 Cooperation Following the Closing. Following the Closing, each of the Parties shall deliver to the others such further information and documents and shall execute and deliver to the others such further instruments and agreements as the other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement.

Section 9.14 Transaction Costs. Except as otherwise expressly provided herein, (a) the Purchaser will pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the Seller Parties will pay the fees, costs and expenses of the Seller Parties and the Company incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of their financial advisors, accountants and counsel.

Section 9.15 Certain Definitions. As used in this Agreement:

(a) “Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

(b) “Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in Atlanta, Georgia.

(c) “Code” means the Internal Revenue Code of 1986, as amended.

(d) “Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by the Company or any ERISA Affiliate, to which the Company or any ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time or with respect to which the Company or any ERISA Affiliate has or, within the last six (6) years immediately preceding the calendar year in which the Closing Date occurs, has had any liability (contingent or otherwise).

(e) “Company Intellectual Property” means the Intellectual Property (including Software) that is owned by or licensed to the Company.

(f) “Control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

(g) “Employee Benefit Plan” means, with respect to any Person, each plan, fund, program, agreement, arrangement or scheme that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions or otherwise has or, within the last six (6) years immediately preceding the calendar year in which the Closing Date occurs, has had any liability (contingent or otherwise) providing for employee benefits or for the remuneration, direct or indirect, of current or former employees, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the spouses, dependents or beneficiaries of any of them (whether written or oral), including, without limitation, each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option, phantom right or unit and other equity compensation plan, “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA); each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA); each employment, retention, severance, termination pay or change of control plan or agreement, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal, fringe benefit and each other employee benefit plan, fund, program, agreement or arrangement, determined without regard to whether such plan, fund, program, agreement or arrangement is subject to ERISA.

(h) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(i) “ERISA Affiliate” means any Person or trade or business (whether incorporated or unincorporated), that, together with the Company is or at any relevant time should be treated as a “single employer” within the meaning of Section 414 of the Code.

(j) “Governmental Entity” means any federal, state, local or foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency or political subdivision thereof.

(k) “Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know-how, technology, technical data, customer lists, trade secrets and all documentation relating to any of the foregoing throughout the world; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all Software, databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (vii) any similar or equivalent rights to any of the foregoing anywhere in the world

(l) “Knowledge” means, with respect to the Seller Parties, (i) all facts actually known by any individual listed on Schedule 9.15(l) hereto and (ii) all facts that such individuals should have known on the date hereof if such individuals had made reasonable inquiry of those employees of the Company having managerial responsibility with respect to the matters at hand.

(m) “Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (i) the financial condition or results of operations of the Company, taken as a whole, or (ii) the ability of the Seller Parties to consummate the transactions contemplated hereby on a timely basis. For purposes of clause (i) of this definition, in no event shall any change resulting from conditions affecting the industry in which the Company operates the Business or changes in general business or economic conditions be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect.

(n) “Payment Network” means MasterCard International, Inc., VISA U.S.A., Inc., VISA International, Inc., Discover, JCB, American Express, NACHA and any other card association, payment network or similar entity.

(o) “PCI DSS” means the information security standard maintained by the PCI Security Standards Council and applicable to organizations that handle payment and/or personal information.

(p) “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or Governmental Entity.

(q) “Sensitive Data” means accountholder or cardholder data, sensitive authentication data that must be protected in accordance with PCI DSS requirements, any information or data that alone or together with any other data or information relates to an identified or identifiable natural person and any other information or data considered to be personally identifiable information or data under applicable law.

(r) “Software” means any computer software program, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all comments, documents and any procedural code.

(s) “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, 50% of more of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, 50% or more of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a 50% or more ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated 50% or more of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

(t) “Tax” or “Taxes” shall mean any and all taxes, charges (including customs duties or fines), fees, levies, imposts, duties or other similar assessments, imposed by or payable to any Governmental Entity, including any gross income, net income, alternative or add-on minimum, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, value added, sales, customs, real or personal property, escheat, unclaimed property, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, occupancy, transfer, gains and environmental taxes, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

(u) “Tax Return” shall mean any report, return, declaration, claim for refund, or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes, including any schedule or attachment thereto, including estimated returns and reports of every kind, and including any amendment thereof.

Section 9.16 Seller Representative.

(a) In order to administer efficiently the determination of the Final Closing Adjustment Statement, the Final Earnout Statement, the defense and/or settlement of any indemnification obligations of the Seller Parties and any other obligations of the Seller Parties contained in this Agreement, the Seller Parties hereby irrevocably appoint Henry K. Harp, III as representative, agent and attorney-in-fact (the “Seller Representative”) for each Seller Party (i) to give and receive notices and communications relating to the transactions and other matters contemplated by this Agreement, the Seller Ancillary Documents and the Purchaser Ancillary Documents, including those relating to the determination of the Final Closing Adjustment Statement, the determination of the Final Earnout Statement, indemnification claims, and any other claims or obligations contained in this Agreement, (ii) to make decisions on behalf of the Seller Parties with respect to the transactions and other matters contemplated by this Agreement, the Seller Ancillary Documents, including regarding (A) the determination of the Final Closing Date Balance Sheet, (B) the determination of the Final Earnout Statement, (C) indemnification claims, (D) amendments to this Agreement, the Seller Ancillary Documents, or the Purchaser Ancillary Documents, (E) the preparation and review of any Tax Returns and (F) the defense of third party suits that may be the subject of indemnification claims, and to negotiate, enter into settlements and compromises of, and demand litigation or arbitration with respect to such third party suits or claims by the Purchaser for indemnification, or any other claims contained in this Agreement, and (iii) to take other actions on behalf of any Seller Party as contemplated by this Agreement, the Seller Ancillary Documents, or the Purchaser Ancillary Documents, including the exercise of all rights granted to any Seller Party under this Agreement, the Seller Ancillary Documents, or the Purchaser Ancillary Documents.

(b) In the event that the Seller Representative becomes unable to perform his responsibilities hereunder or resigns from such position, the Sellers shall, by election of the Sellers (or, if applicable, their respective heirs, legal representatives, successors and assigns) who held a majority in interest of the voting power of the Company prior to the Closing, select another representative to fill such vacancy and such substituted representative shall be deemed to be the Seller Representative for all purposes of this Agreement.

(c) All decisions and actions by the Seller Representative, including the defense or settlement of any claims for which any Seller Parties may be required to indemnify the Purchaser pursuant to Article VIII hereof, shall be binding upon all of the Seller Parties, and no Seller Party shall have the right to object, dissent, protest or otherwise contest the same.

(d) Each Seller Party agrees that:

(i) he, she or it shall not have any cause of action against the Seller Representative for any action taken or not taken, decision made or instruction given by the Seller Representative under this Agreement, except for fraud, gross negligence, willful misconduct or bad faith by the Seller Representative;

(ii) he, she or it shall indemnify and hold harmless the Seller Representative from all loss, liability or expense (including the reasonable fees and expenses of counsel) arising out of or in connection with the Seller Representative’s execution and performance of this Agreement, except for fraud, gross negligence, willful misconduct or bad faith by the Seller Representative; provided, however, that no Seller shall be liable under this Section 9.16(d)(ii) in an amount in excess of the amount of the Purchase Price actually received by such Seller Party and its Affiliates pursuant to this Agreement;

(iii) the provisions of this Section 9.16 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies any Seller Party may have in connection with the transactions contemplated by this Agreement, the Seller Ancillary Documents or the Purchaser Ancillary Documents;

(iv) the remedy at law for any breach of the provisions of this Section 9.16 would be inadequate; and

(v) the provisions of this Section 9.16 shall be binding upon the successors and assigns of each Seller Party.

(e) Any decision, act, consent or instruction of the Seller Representative relating to this Agreement, the Seller Ancillary Documents, or the Purchaser Ancillary Documents shall constitute a decision for all Seller Parties, and shall be final, binding and conclusive upon the Seller Parties, and the Purchaser may rely upon any such decision, act, consent or instruction of the Seller Representative as being the decision, act, consent or instruction of every Seller Party.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

REPAY HOLDINGS, LLC

By:	/s/ John Morris
Name:	John Morris
Title:	Chief Executive Officer

SELLERS:

PROJECT QUAD DISTRIBUTION, INC.

By:	/s/ William A. Brockway
Name:	William A. Brockway
Title:	Co-President

By: :	/s/ Henry K. Harp, III
Name:	Henry K. Harp, III
Title:	Co-President

TARYN D. CAIN FAMILY TRUST

By:	/s/ Taryn D. Cain
Name:	Taryn D. Cain
Title:	Trustee

JERRY L. CAIN INTERVIVOS TRUST

By: :	/s/ Jerry L. Cain
Name:	Jerry L. Cain
Title:	Trustee

/s/ William A. Brockway
William A. Brockway

/s/ John W. Schricker
John W. Schricker

PRINCIPALS:

/s/ Henry K. Harp, III
Henry K. Harp, III

/s/ William A. Brockway
William A. Brockway

[Signature Page to Securities Purchase Agreement]